UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

Form 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 30, 2006

Commission file number: 1-14616

__________________________________________________

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva Nro.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 ( b ) : 82--

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. Financial Statements as of and for the three months ended September 30, 2006, as filed with the Chilean Superintendency of Securities and Insurance.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Supermercados Unimarc S.A

Date: August 14, 2006 By: Patricio Bosselin Molina Principal Financial Officer

ASSETS
		mm	Dd	Yr	mm	Dd	Yr
		09	30	2006	09	30	2005
ASSETS	NOTE NUMBER	CURRENT			PREVIOUS
5.11.00.00 TOTAL CURRENT ASSETS		19,424,849			25,891,161
5.11.10.10 Available		442,503			110,907
5.11.10.20 Time deposits		0			0
5.11.10.30 Negotiable securities (net)		0			0
5.11.10.40 Debtors from sales (net)	5	1,876,477			1,703,599
5.11.10.50 Notes receivable (net)	5	931,254			741,320
5.11.10.60 Sundry debtors (net)	5	330,032			1,431,349
5.11.10.70 Related companies bills receivable and debtors	6	2,835,153			8,874,309
5.11.10.80 Inventories (net)	7	11,659,669			11,726,644
5.11.10.90 Recoverable taxes		277,559			229,067
5.11.20.10 Prepaid expenses	29	871,004			840,999
5.11.20.20 Deferred taxes	8	176,544			126,237
5.11.20.30 Other current assets	9	24,654			106,730
5.11.20.40 Leasing contracts (net)		0			0
5.11.20.50 Assets for leasing (net)		0			0
5.12.00.00 TOTAL FIXED ASSETS	10	110,300,527			127,346,490
5.12.10.00 Land	10	30,837,729			40,997,495
5.12.20.00 Constructions and infrastructure works	10	49,431,208			52,078,770
5.12.30.00 Machinery and equipment	10	18,887,331			19,161,826
5.12.40.00 Other fixed assets	10	35,198,995			36,402,367
5.12.50.00 Higher value due to technical revaluation of fixed assets		0			0
5.12.60.00 Depreciation (less)	10	(24,054,736)			(21,293,968)
5.13.00.00 TOTAL OTHER ASSETS		25,586,611			23,987,248
5.13.10.10 Investments in related companies	11	3,838			3,786
5.13.10.20 Investments in other companies		0			0
5.13.10.30 Lower value of investments	12	13,024,670			14,159,480
5.13.10.40 Higher value of investments (less)	12	(28,723)			(33,395)
5.13.10.50 Long-term debtors	5	505,383			533,609
5.13.10.60 Long-term related companies bills receivable and debtors	6	3,956,542			0
5.13.10.65 Long-term deferred taxes	8	6,747,621			7,834,803
5.13.10.70 Intangible		9,864			10,157
5.13.10.80 Amortization (less)		0			0
5.13.10.90 Other	13	1,367,416			1,478,808
5.13.20.10 Long-term leasing contracts (net)		0			0
5.10.00.00 TOTAL ASSETS		155,311,987			177,224,899
LIABILITIES
		mm	Dd	Yr	mm	Dd	Yr
		09	30	2006	09	30	2005
LIABILITIES	NOTE NUMBER	CURRENT			PREVIOUS
5.21.00.00 TOTAL CURRENT LIABILITIES		45,876,721			54,316,765
5.21.10.10 Short-term bank and financial institutions obligations	14	1,081,430			2,624,726
5.21.10.20 Long-term-short-term portion bank and financial institutions obligations	14	3,615,670			3,673,243
5.21.10.30 Obligations with the public (Promissory notes)		0			0
5.21.10.40 Obligations with the public-short-term portion (bonds)		0			0
5.21.10.50 Long-term obligations with maturity within one year		0			0
5.21.10.60 Payable dividends		0			0
5.21.10.70 Accounts payable	28	17,934,516			18,784,255
5.21.10.80 Notes payable		85,234			177,491
5.21.10.90 Sundry creditors	30	3,631,969			1,652,483
5.21.20.10 A related company notes and accounts payable	6	17,913,980			25,690,139
5.21.20.20 Provisions	16	606,536			733,339
5.21.20.30 Withholdings		578,236			565,811
5.21.20.40 Income tax		0			0
5.21.20.50 Income received in advance	17	529,150			415,278
5.21.20.60 Deferred taxes	8	0			0
5.21.20.70 Other current liabilities		0			0
5.22.00.00 TOTAL LONG-TERM LIABILITIES		29,624,057			34,363,399
5.22.10.00 Bank and financial institutions obligations	15	7,912,413			11,049,290
5.22.20.00 Long-term obligations with the public (bonds)		0			0
5.22.30.00 Long-term notes payable		395,738			728,629
5.22.40.00 Long-term sundry creditors	30	2,344,318			2,808,353
5.22.50.00 Long-term related companies note and account payable	6	18,261,097			18,635,112
5.22.60.00 Long-term provisions		0			0
5.22.70.00 Deferred taxes long-term	8	0			0
5.22.80.00 Others long-term liabilities	17	710,491			1,142,015
5.23.00.00 MINORITY INTEREST	18	15,331			18,719
5.24.00.00 TOTAL EQUITY		79,695,878			88,526,016
5.24.10.00 Paid-in capital	19	59,925,903			60,041,590
5.24.20.00 Capital revaluation reserves	19	1,498,148			1,440,998
5.24.30.00 Share premium	19	31,417,634			31,447,576
5.24.40.00 Other reserves	19	(9,783,055)			(9,220,795)
5.24.50.00 Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	19	(3,362,752)			4,816,647
5.24.51.00 Reserves for future dividends		0			0
5.24.52.00 Retained earnings	19	2,536,365			10,873,056
5.24.53.00 Accumulated losses (less)		0			0
5.24.54.00 Profits (losses) of the period	19	(5,899,117)			(6,056,409)
5.24.55.00 Interim dividend (less)		0			0
5.24.56.00 Development period accum. deficit		0			0
5.20.00.00 TOTAL LIABILITIES		155,311,987			177,224,899
INCOME STATEMENT
		mm	Dd	Yr	mm	Dd	Yr
		09	30	2006	09	30	2005
INCOME STATEMENT	NOTE NUMBER	CURRENT			PREVIOUS
5.31.11.00 OPERATING PROFIT OR LOSS		(1,971,946)			(2,975,992)
5.31.11.10 TRADING MARGIN		21,571,583			20,201,499
5.31.11.11 Trading income		86,306,389			81,616,842
5.31.11.12 Operating cost (less)		(64,734,806)			(61,415,343)
5.31.11.20 Administration and sales expenses (less)		(23,543,529)		(23,177,491)
5.31.12.00 NON-TRADING INCOME		(3,087,732)			(2,836,141)
5.31.12.10 Financial income		51,052			14,514
5.31.12.20 Related companies investments profits		0			0
5.31.12.30 Other non-trading income	20	125,603			297,700
5.31.12.40 Related companies investments losses (less)		(96)			(57)
5.31.12.50 Amortization lower value of the investment (less)	12	(840,999)			(962,495)
5.31.12.60 Financial expenses (less)		(2,107,749)			(2,518,407)
5.31.12.70 Other non-operating expenses (less)	20	(29,010)			(16,651)
5.31.12.80 Price-level restatement	21	403,759			645,640
5.31.12.90 Exchange rate differences	22	(690,292)			(296,385)
5.31.10.00 Profit before income tax and extraordinary items		(5,059,678)			(5,812,133)
5.31.20.00 Income tax	8	(845,536)			(250,644)
5.31.30.00 Extraordinary items		0			0
5.31.40.00 Profit (loss) before deduction of minority interest		(5,905,214)			(6,062,777)
5.31.50.00 Minority interest		2,618			2,884
5.31.00.00 NET PROFIT (LOSS)		(5,902,596)			(6,059,893)
5.32.00.00 Amortization of higher value of investments	12	3,479			3,484
5.30.00.00 PROFIT (LOSS) OF THE BUSINESS YEAR		(5,899,117)			(6,056,409)

CASH FLOW STATEMENT-DIRECT
		mm	Dd	Yr	mm	Dd	Yr
		09	30	2006	09	30	2005
CASH FLOW STATEMENT - DIRECT	NOTE NUMBER	CURRENT			PREVIOUS
5.41.11.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		(496,030)			(6,287,019)
5.41.11.10 Collection from debtors from sales		103,781,967			119,160,034
5.41.11.20 Financial income received		946,762			1,661,172
5.41.11.30 Dividends and other distributions received		0			0
5.41.11.40 Other income received		49,781			67,036
5.41.11.50 Payments to suppliers and personnel (less)		(101,343,698)			(123,352,276)
5.41.11.60 Paid interest (less)		(2,688,861)			(2,869,156)
5.41.11.70 Paid income tax (less)		(19,039)			(14,620)
5.41.11.80 Other paid expenses (less)		(101,868)			(60,547)
5.41.11.90 Paid Value Added Tax and other similar (less)		(1,121,074)			(878,662)
5.41.12.00 NET FLOW ORIGINATED BY FINANCING ACTIVITIES		846,997			4,447,047
5.41.12.05 Placement of cash shares		0			0
5.41.12.10 Loans obtained		2,331,077			6,268,663
5.41.12.15 Obligations with the public		0			0
5.41.12.20 Loans verified by documentary evidence with related companies		0			0
5.41.12.25 Other loans obtained from related companies		4,282,210			10,861,797
5.41.12.30 Other sources of financing		0			(6,624)
5.41.12.35 Payment of Dividends (less)		0			0
5.41.12.40 Distribution of capital (less)		0			0
5.41.12.45 Payment of loans (less)		(5,743,996)			(12,623,749)
5.41.12.50 Payment of obligations with the public (less)		(22,294)			(38,901)
5.41.12.55 Payment of loans verified by document evidence of related Co. (less)		0			0
5.41.12.60 Payment of other loans of related companies (less)		(0)			(0)
5.41.12.65 Payment of expenses due to issuance and placing of shares (less)		0			0
5.41.12.70 Payment of expenses due to issuance and placing of obligation with public (less)		0			0
5.41.12.75 Other disbursement due to financing (less)		0			(14,139)
5.41.13.00 NET FLOW ORIGINATED BY INVESTMENT ACTIVITIES		(324,222)			(133,232)
5.41.13.05 Sale of Fixed Assets		0			73,619
5.41.13.10 Sale of permanent investments		0			0
5.41.13.15 Sale other investments		0			0
5.41.13.20 Collection of loans verified by documentary evidence to related Co.		0			0
5.41.13.25 Collection of other loans to related companies		0			0
5.41.13.30 Other investment income		0			0
5.41.13.35 Addition of fixed assets (less)		(324,222)			(206,851)
5.41.13.40 Payment of capitalized interest (less)		0			0
5.41.13.45 Permanent investments (less)		0			0
5.41.13.50 Investments on financial instruments (less)		0			0
5.41.13.55 Loans verified by documentary evidence to related companies (less)		0			0
5.41.13.60 Other loans to related companies (less)		0			0
5.41.13.65 Other investment disbursements (less)		0			0
5.41.10.00 TOTAL NET FLOW OF THE PERIOD		26,745			(1,973,204)
5.41.20.00 EFFECT OF THE INFLATION OVER CASH AND CASH EQUIVALENT		5,273			(43,629)
5.41.00.00 CASH AND CASH EQUIVALENT NET VARIATION		32,018			(2,016,833)
5.42.00.00 CASH AND CASH EQUIVALENT OPENING BALANCE		410,485			2,127,740
5.40.00.00 CASH AND CASH EQUIVALENT CLOSING BALANCE		442,503			110,907
FLOW - RESULT CONCILIATION
		mm	Dd	Yr	mm	Dd	Yr
		09	30	2006	09	30	2005
FLOW - RESULT CONCILIATION	NOTE NUMBER	CURRENT			PREVIOUS
5.50.10.00 Profits (loss) of the period		(5,899,117)			(6,056,409)
5.50.20.00 Profit or loss from disposal of assets		0			(114,585)
5.50.20.10 (Profits) Loss from disposal of fixed assets		0			(114,585)
5.50.20.20 Profits on investments sale (less)		0			0
5.50.20.30 Loss on investments sale		0			0
5.50.20.40 (Profits) Loss on other assets sale		0			0
5.50.30.00 Charges (credits) to profit or loss that do not represent cash flow		5,775,714			3,819,329
5.50.30.05 Depreciation of the period		2,974,458			3,235,775
5.50.30.10 Amortization of intangible		0			0
5.50.30.15 Penalties and provisions		1,027,857			679,391
5.50.30.20 Profits accrued from investments in Related Companies (less)		0			0
5.50.30.25 Loss accrued on investments in related companies		96			57
5.50.30.30 Amortization of lower value of investment		840,999			962,495
5.50.30.35 Amortization of higher value of investments (less)		(3,479)			(3,484)
5.50.30.40 Net Price-Level restatement		(403,759)			(645,640)
5.50.30.45 Net exchange rate gains/losses		690,292			296,385
5.50.30.50 Other credits to profit or loss that do not represent cash flow (less)		26,247			(705,650)
5.50.30.55 Other charges to results that do not represent cash flow		623,003			0
5.50.40.00 Variation of Assets that do affect cash flow (increases) decreases		(214,200)			6,371,686
5.50.40.10 Debtors from sales		255,155			5,882,443
5.50.40.20 Inventories		(418,300)			(671,928)
5.50.40.30 Other assets		(51,055)			1,161,171
5.50.50.00 Liabilities variations that do affect cash flow increases (diminishes)		(155,809)			(11,304,155)
5.50.50.10 Accounts payable related to operating results		(1,628,981)			(10,587,489)
5.50.50.20 Payable interest		0			(46)
5.50.50.30 Payable income tax (net)		(111,189)			(143,465)
5.50.50.40 Other accounts payable related with non-trading income		1,655,177			19,721
5.50.50.50 Payable V.A.T. And other similar (net)		(70,816)			407,124
5.50.60.00 Minority Interest Profits (loss)		(2,618)			(2,885)
5.50.00.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		(496,030)			(6,287,019)

01. REGISTRATION WITH THE SECURITIES REGISTER

On April 12, 1993, the Superintendencia de Valores y Seguros de Chile, Chilean Securities and Insurance Superintendence, registered the Company Supermercados Unimarc S.A., under Number 447. In this way the Company is subjected to the control of this Superintendence.
02. ACCOUNTING CRITERIA APPLIED

(a) Accounting Period

The financial statements of the Parent Company and its subsidiaries cover a three-months comprised between January 01 and September 30, 2006 and 2005.

(b) Bases of Preparation

These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Colegio de Contadores de Chile A.G., Association of Chilean Accountants. They also take into consideration the regulations and directions instructed by the Chilean Securities and Insurance Superintendence. Should any discrepancies occurs, the regulations instructed by the Superintendence would prevail over the former ones. Except by the investments in subsidiaries, which are registered in a single line of the general balance sheet, to their proportional patrimonial value, and therefore, they have not been consolidated line to line. This treatment does not modify the net result of the year nor the patrimony.

(c) Bases of Presentation

For comparative purposes, the financial statements as of September 30, 2006 are presented updated by 3.8%. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

(d) Bases of Consolidation

These consolidated financial statements include the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries. Besides, the balances, the inter-companies transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

(e) Price-level Restatement

These financial statements are presented corrected due to inflationary effects. To this effect, the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at September 30, 2006. Estimations were made using the consumer price index informed by the Instituto Nacional de Estadisticas, National Institute of Statistics, namely 2.5% and 2.4% for the periods ended on September, 2006 and 2005 respectively. Additionally, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing exchange rate of each accounting period.

The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

(f) Bases of Conversion

The assets and liabilities in foreign currency and index units, existing as of September 30, 2006 and 2005 are shown valued in domestic currency, according to the following rates of exchange in force at the end of each accounting period:

	2006	2005
	$ Per Unit
Unidad de Fomento	18,401.15	17,717.56
U.S. Dollar	537.03	529.20
Argentinean Peso	173.04	181.544

(g) Inventories

Due to their high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average purchase cost. The amounts so estimated do not exceed the corresponding net realizable value.

The inventories of frozen products coming from the affiliate Interagro Comercio y Ganado S.A. are shown at their average cost of production, which do not exceed their market value at the end of each period.

(h) Estimation of bad debt

In order to cover potential wrong debt accounts receivables, the companies have set a provision over all those balances assessed as unrecoverable. As of September 30, 2006 and 2005 the provisions for debtors from sales and notes receivable for a total amount of ThCh$899,753.- and ThCh$1,243,391.- respectively have been determined.

(i) Fixed Assets

The fixed assets are shown at their acquisition cost, corrected for price level restatement. The financial costs attributable to the construction of the fixed assets are part of the fixed asset value.

According to the Chilean generally accepted accounting principles, the Company has evaluated the recoverability of the value of its fixed assets according to the provisions indicated in the Technical Bulletin number 33 of the Colegio de Contadores de Chile A.G.

As a result of this evaluation no adjustments that affect the accounting values of these assets have been determined.

(j) Depreciation of fixed assets

Depreciation has been calculated by the linear method, considering the years of useful life estimated for the different groups of assets, according to the following:

Buildings:	60 years
Machinery & equipment:	3 - 20 years
Furniture, supplies & facilities:	10 years

(k) Assets under lease

The assets under leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such assets, therefore as long as the purchase option is not exercised, the Company may not freely dispose of these assets.

(l) Investments in related companies

As of September 30, 2006 and 2005, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin number 64 of the Colegio de Contadores de Chile A.G., regarding the excess valuation of foreign investments, considering their valuation as a subsidiary controlled in the source currency. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

Supermercados Unimarc has performed an analysis of the book value of its investments in Argentina. This analysis is supported in the existence of negative circumstances in the economies in the region. The analysis consisted in evaluating both the recoverability of the fixed assets and the lower and higher value recorded by the investor, in accordance with Chilean generally accepted accounting principles.

The recoverability analysis said companies' fixed assets was carried out bearing in mind that when there is evidence that a company's operations shall not yield on a permanent basis sufficient income to cover all of its costs, including the depreciation of the fixed assets taken in the aggregate, and when the book value of said assets exceeds their realization value, these values must be reduced to recoverable amounts, charged against the results other than from operation.

The result of this analysis determined that adjustments that affect the accounting values of the fixed assets of the Company are not required.

The investments in domestic related companies, are presented valued as per the method of proportional equity value of the investment, recognizing in the results the proportional profit or loss accrued by the issuing Company.

As from year 1998 and according to the provisions indicated in the circular letter Number 1358 issued by the Chilean Securities and Insurance Superintendence, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

(m) Deferred Tax and Income Tax

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin Number 60 of the Colegio de Contadores de Chile A.G. and to the circular letter Number 1466 of the Chilean Securities and Insurance Superintendence.

The Company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Additionally, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled.

The future effects of the changes in the tax laws or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The amount of the assets for deferred taxes is reduced, if it is necessary, for the amount of any tributary benefit that is expected based on the available evidence that it could not be carried out in the medium term.

(n) Income from operation

The Company's incomes are formed by the sale of consumer goods and services, which are recorded at their net value of the taxes imposed on them.

(o) Cash flow statements

The cash flow statements included herein have been prepared according to the direct method. All those short-term investments made as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

(p) Concession contract of Supermercados Hipermarc S.A.

The concession contract subscribed by the Argentine filial Supermercados Hipermarc S.A. has been given the treatment of liabilities non monetary, according to the instructions imparted by the Chilean Securities and Insurance Superintendence. Consequently to it, and to conservative politicians of the administration of the society, it remembered to make a provision on said liabilities, qualified of eventual contingent.
02. ACCOUNTING CRITERIA APPLIED (Cont.) Companies included in the consolidation
		Percentage of Participation
Taxpayer	Company Name	09-30-2006			09-30-2005
Number		Direct	Indirect	Total	Total
79.960.220-2	Compania Comercializadora Nacional Ltda.	9.0000	91.0000	100.0000	100.0000
88.486.800-9	Interagro, Comercio y Ganado S.A.	0.0000	100.0000	100.0000	100.0000
86.360.500-8	Administradora de Supermercados S.A.	0.0000	99.9360	99.9360	99.9360
87.678.200-6	Comercial Supermercados Santiago S.A.	0.0000	99.0000	99.0000	99.0000
96.629.940-1	Transportes Santa Maria S.A.	0.0000	99.6000	99.6000	98.0000
87.678.100-K	Comercial Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
87.678.300-2	Comercial Supermercados Rancagua S.A.	0.0000	100.0000	100.0000	9.9000
O-E	Supermercados Hipermarc S.A.	0.0000	99.9990	99.9990	99.9990
79.785.340-2	Unimarc Organizacion y Servicios S.A.	99.9562	0.0000	99.9562	99.9549
96.800.910-9	Publicidad y Promociones Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
96.799.180-5	Inmobiliaria de Supermercados S.A.	0.0000	99.9990	99.9990	99.9990
88.627.400-9	Unimarc Abastecimientos S.A.	0.3300	99.6700	100.000	100.0000

03. ACCOUNTING CHANGES

During the period of three months between January 1st, and September 30, 2006 and 2005 changes in the application of Accounting Principles in relation to previous periods, as those Accounting Principles did not exist before.

04. NEGOTIABLE SECURITIES

As of September 30, 2006 and 2005, the Company does not evidence any securities traded at the Stock Exchange and others considered temporary in nature.
Composition of the Balance
INSTRUMENTS	BOOK VALUE
	09-30-2006	09-30-2005

Shares	0	0
Bonds	0	0
Quotas in mutual funds	0	0
Quotas in investment funds	0	0
Promissory Notes of Public Offer	0	0
Mortgage Bills of Exchange	0	0

Total Negotiable Securities	0	0

05. Short and Long Term Debtors Short and Long Term Debtors

	CURRENT							LONG TERM
ITEM	Up to 90 days		Over 90 days until 1 year		Subtotal	Total Current (Net)
	09-30-2006	09-30-2005	09-30-2006	09-30-2005		09-30-2006	09-30-2005	09-30-2006	09-30-2005
Debtors from sales	2,158,430	2,123,454	0	0	2,158,430	1,876,477	1,703,599	0	0
Estimation of bad debt					281,953	0	0	0	0
Notes receivable	1,549,054	1,564,856	0	0	1,549,054	931,254	741,320	0	0
Estimation of bad debt					617,800	0	0	0	0
Sundry debtors	330,032	1,431,349		0	330,032	330,032	1,431,349	505,383	533,609
Estimation of bad debt									0
						Total long-term Debtors		505,383	533,609

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In this item, balances, transactions and effects on results between related companies appear under the following conditions:

  The balances reflected in the short term are charged or paid as appropriate.
  The current accounts among related companies do not generate charges or interest and do not have stipulated readjustment clause.
  The balances of current accounts with related companies that do not consolidate in Supermercados Unimarc S.A. holding are kept in U.F. (Indexed Unit); therefore this is the method of index.
  The balances reflected in the long term have a maturity date in the second semester of year 2008 in accounts receivable and payable. In related leasing the maturity date is year 2025.

The breakdown is the following:
Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		09-30-2006	09-30-2005	09-30-2006	09-30-2005
88.541.600-4	Inversiones Errazuriz Ltda.	2,647,098	8,595,065	0	0
0-E	Puerta Grande	169,755	264,603	0	0
65.229.660-2	OTIC	16,889	9,999	0	0
0-E	Multideal	1,159	982	0	0
0-E	Caucho S.A.	76	83	0	0
O-E	Visa S.A.	138	8	0	0
88.486.700-2	Unimarc Internacional S.A.	0	0	3,956,542	0
O-E	Centro Cívico Caseros	38	0	0	0
O-E	Distribuidora de Maquinarias	0	37	0	0
79.902.880-8	Soc. de Inversiones Financieras S.A.	0	3,532	0	0
TOTALS		2,835,153	8,874,309	3,956,542	0
Notes and Accounts Payables
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		09-30-2006	09-30-2005	09-30-2006	09-30-2005
94.510.000-1	Renta Nacional Cia. Seguros Grales S.A.	10,645	159,853	0	0
94.716.000-1	Renta Nacional Cia. Seguros de Vida S.A.	545,840	517,623	17,442,731	17,768,609
0-E	Unitrade Interamericana	26,577	30,677	0	0
88.163.300-0	Inversiones Culenar S.A.	2,885,591	2,667,587	0	0
79.809.460-2	Inmobiliaria y Constructora Nacional S.A.	13,666,283	22,226,198	0	0
88.461.600-k	Servicios Integrales S.A.	688,115	85,789	0	0
96.591.240-1	Gafonac S.A	15,576	0	0	0
O-E	Capillitas S.A.	75,353	0	0	0
O-E	Cidef Argentina S.A.	0	2,412	0	0
O-E	Cia. Tauro S.A.	0	0	818,366	866,503
TOTALS		17,913,980	25,690,139	18,261,097	18,635,112

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	09-30-2006		09-30-2005
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
PUERTA GRANDE	0-E	Comm. Adm.	Curr. Acct. Receivable	169,755		264.603
		Comm. Adm.	Curr Acct payables	0		370,437
TAURO S.A.	0-E	Comm. Adm.	Curr Acct payables	0		866,503
FRUTICOLA VILUCO S.A.	78.724.830-6	Comm. Adm.	Curr. Acct. Receivable	295,279		0
		Comm. Adm.	Invoices Payables	411,869	346,108	0	0
GANADERA Y FORESTAL NACIONAL S.A.	78.776.710-9	Comm. Adm.	Curr. Acct. Receivable	0		0
		Comm. Adm.	Curr. Acct. Payables	0		0
		Comm. Adm.	Debtors from sales	0	0	0	0
AGRICOLA PICHILEMU LTDA.	78.776.810-5	Comm. Adm.	Curr. Acct. Receivable	639,947		0
		Comm. Adm.	Curr. Acct. Payable	640,864	538,541	0
		Comm. Adm.	Invoices Payables	0	0	0	0
SOC.AGRICOLA LAS CRUCES S.A.	78.791.770-4	Comm. Adm.	Curr. Acct. Receivable	610,394		262,200
		Comm. Adm.	Curr. Acct. Payable	205,635		0
		Comm. Adm.	Debtors from sales	238,237	200,199	0
		Comm. Adm.	Invoices Payables	644,793	541,843	0	0
CIDEF COMERCIAL S.A.	79.780.600-5	Comm. Adm.	Curr. Acct. Receivable	116,028		34,056,690
		Comm. Adm.	Curr. Acct. Payable	122,747		19,019,170
		Comm. Adm.	Invoices Payables	164,619	138,335	117,698	98,906
FRUTICOLA NACIONAL S.A.	79.804.350-1	Comm. Adm.	Curr. Acct. Payable	0		0
		Comm. Adm.	Debtors from sales	0	0	0	0
INMOBILIARIA Y CONSTRUCCTORA NACIONAL S.A.	79.809.460-2	Comm. Adm.	Curr. Acct. Receivable	7,263,398		0
		Comm. Adm.	Curr. Acct. Payable	60		9,825,354
		Comm. Adm.	Invoices Payables	238,137	200,115	291,831	245,236
INVERSIONES FINANCIERAS S.A.	79.902.880-8	Comm. Adm.	Curr. Acct. Receivable	5,952		1,840,138
		Comm. Adm.	Curr. Acct. Payables	25,993		288,018

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
				09-30-2006		09-30-2005
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
INVERSIONES CULENAR S.A.	88.163.300-0	Comm. Adm.	Curr. Acct. Receivable	0		394,882	(93,653)
		Comm. Adm.	Curr. Acct. Payable	0		0
SERVICIOS INTEGRALES S.A.	88.461.600-K	Comm. Adm.	Curr. Acct. Receivable	3,183,393		2,011,458
		Comm. Adm.	Curr. Acct. Payable	1,384,587		4,543,338
		Comm. Adm.	Invoices payables	768,522	645,817	0
UNIMARC INTERNACIONAL S.A.	88.486.700-2	Comm. Adm.	Curr. Acct. Receivable	105,405		0
		Comm. Adm.	Curr. Acct. Receivable	3,956,070	3,956,070
		Comm. Adm.	Curr acct payables	105,406	88,576	0
INVERSIONES ERRAZURIZ LTDA.	88.541.600-4	Acc.	Curr. Acct. Receivable	1,744,373		13,805,519
		Acc.	Curr. Acct. Payable	47,170		3,660,323
RENTA NAC. CIA SEG. GENERALES S.A.	94.510.000-1	Comm. Adm.	Curr. Acct. Receivables	128,460		597,869
		Comm. Adm.	Curr. Acct. Payable	20,085		608,471
		Comm. Adm.	Invoices payables	145,708	122,444
RENTA NAC. CIA SEG. VIDA S.A.	94.716.000-1	Comm. Adm.	Curr. Acct. Receivables	0		0
		Comm. Adm.	Curr. Acct. Payable	13,151		1,608,936
HOLDING UNIMARC S.A.	94.827.000-5	Comm. Adm.	Curr. Acct. Receivable	0		612,011
		Comm. Adm.	Curr. Acct. Payable	0		295,330
		Comm. Adm.	Debtors from sales	0	0	0	0
				09-30-2006		09-30-2005
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
UNITED MARKETING AND SALES CHILE S.A.	96.509.820-8	Comm. Adm.	Curr. Acct. Receivable	11,859,545		20,511,266
		Comm. Adm.	Curr. Acct. Payable	1,323,113		5,252,264
		Comm. Adm.	Debtors from sales	116,270	97,706	0	0
		Comm. Adm.	Invoices payables	11,898,507	9,998,745	14,951,596	12,564,366
INDUSTRIA FORESTAL NACIONAL S.A.	96.524.230-9	Comm. Adm.	Curr. Acct. Receivable	0		0
		Comm. Adm.	Curr. Acct. Payable	75,834		0
		Comm. Adm.	Debtors from sales	75,834	0	125,984	105,869
COSAYACH NITRATO S.A.	96.538.430-8	Comm. Adm.	Curr. Acct. Receivable	0		0
		Comm. Adm.	Curr. Acct. Payable	0		160,580
INVERSIONES POZO ALMONTE S.A.	96.542.240-4	Comm. Adm.	Curr. Acct. Receivable	0		0
		Comm. Adm.	Curr. Acct. Payable	0		2,853,533

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions

COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Impresos Loma Blanca S.A.	96.574.110-0	Comm. Dm.	Curr. Acct. Receivable	200,096		0
		Comm. Dm.	Curr. Acct. Payables	0		0
		Comm. Dm.	Invoices payables	207,060	174,000	0	0
ALIMENTOS NACIONALES S.A.	96.587.510-7	Comm. Dm.	Debtors from sales	0	0	0	0
GANADERA FORESTAL NACIONAL S.A.	96.591.240-1	Comm. Dm.	Curr. Acct. Receivable	218,089		587,878
		Comm. Dm.	Curr. Acct. Payable	26,684		1,937,105
		Comm. Dm.	Invoices payables	222,976	187,375	356,244	299,364
SALMOCONCECIONES S.A.	96.603.640-0	Comm. Dm.	Curr. Acct. receivable	0		0
SMC CIA. DE SALITRE Y YODO 1 REGION	96.630.310-7	Comm. Dm.	Curr. Acct. Receivable	0		0
		Comm. Dm.	Curr. Acct. Payable	0		0
PESQUERA BAHIA CORONEL S.A.	96.657.460-7	Comm. Dm.	Curr. Acct. Receivable	0		0
		Comm. Dm.	Curr. Acct. Payable	0		0
MERCANTIL CIDEF S.A.	96.680.010-0	Comm. Dm.	Curr. Acct. Receivable	0		0
SERV.DE PERSONAL AUSTRAL S.A.	96.797.780-2	Comm. Dm.	Curr. Acct. Payable	0		140,101
ADMINISTRADORA AUSTRAL S.A.	96.798.240-7	Comm. Dm.	Curr. Acct. Receivable	5,052		106,978
		Comm. Dm.	Curr. Acct. Payable	0		0
ADMINISTRADORA DE RECURSOS S.A.	96.799.480-4	Comm. Adm.	Curr. Acct. Receivable	1,859,082		1,233,439
		Comm. Adm.	Curr. Acct. Payable	209,481		1,049,589
		Comm. Adm.	Debtors from sales	209,480	176,034	0
		Comm. Adm.	Invoices payables	1,765,252	1,483,405
VINEDOS ERRAZURIZ OVALLE S.A.	96.822.650-9	Comm. Adm.	Curr. Acct. Receivable	407,632		0
		Comm. Adm.	Curr. Acct. Payable	113,885		601,825
		Comm. Adm.	Debtors from sales	124,447	104,577	0
		Comm. Adm.	Invoices Payables	407,633	342,549	238,578	200,486

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions
				09-30-2006		09-30-2005
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
SEGURIDAD COMERCIAL S.A.	96.836.500-2	Comm. Adm.	Curr. Acct. Receivable	0		0
		Comm. Adm.	Curr. Acct. Payable	95		0
SALMONES Y PESQUERA NACIONAL S.A.	96.850.700-1	Comm. Adm.	Curr. Acct. Receivable	0		0
ADM. Y SERV. MULTIFUNCIONAL S.A.	96.879.010-2	Comm. Adm.	Curr. Acct. Receivable	583,642		798,693
		Comm. Adm.	Curr. Acct. Payable	7,532		652,550
		Comm. Adm.	Invoices Payables	538,776	452,753
SERVICIOS MULTIFUNCIONALES S.A.	96.879.070-6	Comm. Adm.	Curr. Acct. Receivable	3,633,374		1,955,785
		Comm. Adm.	Curr. Acct. Payable	451,337		1,371,628
		Comm. Adm.	Debtors from sales	451,336	379,274	0
		Comm. Adm.	Invoices Payables	3,246,387	2,728,056	121,870	102,411
ADM. Y SERV. GENERALES S.A.	96.879.090-0	Comm. Adm.	Curr. Acct. Receivable	338,151		687,240
		Comm. Adm.	Curr. Acct. Payable	299,082		0
		Comm. Adm.	Debtors from sales	299,081	251,329
		Comm. Adm.	Invoices Payables	300,113	252,196
SEGURIDAD Y PROTECCION S.A.	96.879.100-1	Comm. Adm.	Curr. Acct. Receivable	0		0
EMPRESA DE GESTION Y ADMINIST. S.A.	96.898.490-K	Comm. Adm.	Curr. Acct. Receivable	503,869		159,077
		Comm. Adm.	Curr. Acct. Payable	0		540,401
		Comm. Adm.	Invoices Payables	503,870	423,420
NEGOCIOS Y SERVICIOS GENERALES S.A.	96.913.160-9	Comm. Adm.	Curr. Acct. Receivable	504,624		0
		Comm. Adm.	Curr. Acct. Payable	340,545		0
		Comm. Adm.	Invoices Payables	526,710	442,613
ADMINISTRADORA AGROPECUARIA S.A.	96.985.130-K	Comm. Adm.	Invoices Payables	0	0
SERVICIOS AGROPECUARIOS S.A.	96.985.140-7	Comm. Adm.	Invoices Payables	0	0

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions

				09-30-2006		09-30-2005
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
SALMONES DE CHILE S.A.	96.914.410-7	Comm. Adm.	Curr. Acct. Receivable	0		0
		Comm. Adm.	Curr. Acct. Payable	17		632,486
CORP. DE INV.Y DESARROLLO CIDEF S.A.	96.923.970-1	Comm. Adm.	Curr. Acct. Receivable	0		3,054,490
		Comm. Adm.	Curr. Acct. Payable	0		0
LECHERA LA ESPERNZA S.A.	96.980.220-1	Comm. Adm.	Curr. Acct. Receivable	174,591		0
		Comm. Adm.	Invoices Payables	174,753	146,851	0	0
AGRICOLA Y VINEDOS TIERRUCA S.A.	99.521.630-2	Comm. Adm	Curr. Acct. Receivable	295,297		0
		Comm. Adm.	Debtors from sales	175,129	147,167	0
		Comm. Adm.	Invoices Payables	295,298	248,150
INMOBILIARIA Y COMERCIAL S.A.	99.542.800-8	Comm. Adm.	Curr. Acct. Payable	124,644		262,046
ADMINISTRADORA SOLUCION S.A.	99.545.240-5	Comm. Adm.	Curr. Acct. Receivable	0		0
		Comm. Adm.	Curr. Acct. Payable	0		0
		Comm. Adm.	Debtors from sales	176,719	148,503	0
GUARDIAS DE SEGURIDAD UNO S.A.	99.596.490-2	Comm. Adm.	Curr. Acct. Receivable	351,004		0
		Comm. Adm.	Curr. Acct. Payable	0		0
		Comm. Adm.	Invoices Payables	351,005	294,962	0
GUARDIAS DE SEGURIDAD DOS S.A.	99.596.500-3	Comm. Adm	Curr. Acct. Receivable	356,517		0	0
		Comm. Adm	Curr. Acct. Payable	0		0
		Comm. Adm	Invoices Payables	356,518	299,595	0
ADMINISTRADORA AGROPECUARIA S.A.	96.985.130-K	Comm. Adm	Invoices Payables	230,883	194,019	0
SERVICIOS AGROPECUARIOS S.A.	96.985.140-7	Comm. Adm	Invoices Payables	318,174	267,373	0

07. INVENTORY

This item, as of September 30, 2006 and 2005, is structured as follows:

Items	2006	2005
	ThCh$	ThCh$

Inventories	11,659,669	11,726,644
	0	0
Total	11,659,669	11,726,644

08. DEFERRED TAXES AND INCOME TAXES

The accumulated deferred taxes, and its calculation, are explained in the note 2 (m), ascending to an amount of active net of ThCh$6,924,164.- at September 30, 2006, and ThCh$7,961,040.- of active net at September 30, 2005, and they correspond to the next included detail:

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Deferred Taxes

ITEMS	09-30-2006				09-30-2005
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORARY DIFFERENCES
Provision for bad debts	89,572	60,444	0	0	146,762	61,411	0	0
Anticipated income	0	0	0	0	0	0	0	0
Holidays provisions	6,853	1,347	0	0	7,063	1,509	0	0
Intangibles amortization	0	0	0	0	0	0	0	0
Assets in leasing	3,764	15,058	466	0	0	0	10,660	44,846
Manufacturing expenses	0	0	0	0	0	0	0	0
Fixed assets depreciation	41,978	124,675	159,537	353,675	29,767	119,066	177,819	660,302
Severance pay based on years of service	0	0	0	0	0	0	0	0
Other events	17,335	55,207	0	141,109	16,876	53,140	0	0
Tax losses of the period	181,061	9,732,718	0	0	143,608	9,239,084	0	0
Profit from leaseback difference	63,979	255,528	0	0	65,123	260,494	0	0
Prepaid expenses	0	0	67,994	2,570	0	0	94,483	3,084
Provision of judgment	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0

OTHERS
Related accounts-net of amortization	0	0	0	0	0	0	0	0
Valuation provision	0	3,000,000	0	0	0	1,038,000	0	0
TOTALS	404,542	7,244,977	227,997	497,354	409,199	8,696,704	282,962	861,901

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Income Tax

Items	09-30-2006	09-30-2005

Current tax expenses (tax provision)	0	0
Tax expenses adjustment	0	0
Effect by assets or liabilities due to deferred tax of period	(438,195)	(905,143)
Tax benefits due to tax losses	(407,341)	654,499
Effect due to amortization of related accounts of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision	(0)	(0)
Other charges or credits in the account	0	0

Total	(845,536)	(250,644)

09. OTHER CURRENT ASSETS

As of September 30, 2006 and 2005, the following concepts are presented under this item:
Items	2006	2005
	ThCh$	ThCh$

Leasing and Insurance deferred VAT	3,818	14,209
Other	19,454	91,107
Customer Duty	1,382	1,414

Total	24,654	106,730

10. FIXED ASSETS

Fixed Assets, as of September 30, 2006 and 2005, include the following balances, the information of which is presented below:

Fixed Assets
ITEMS	2006 M$			2005 M$
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)

Land	30,837,729	0	30,837,729	40,997,495	0	40,997,495
Construction and infrastructure works	49,431,208	(8,655,178)	40,776,030	52,078,770	(6,893,895)	45,184,875
Machinery and Equipment's	18,887,331	(6,867,292)	12,020,039	19,161,826	(6,112,790)	13,049,035

Other Fixed Assets
Furniture and utiles	2,539,497	(1,284,176)	1,255,321	2,776,209	(1,178,828)	1,597,381
Facilities	8,808,105	(4,303,852)	4,504,253	8,837,286	(4,070,330)	4,766,956
Works in progress	1,948,393	0	1,948,393	2,000,138	0	2,000,138
Assets in Leasing	21,903,000	(2,944,238)	18,958,762	22,788,736	(3,038,125)	19,750,610
Sub-totals	35,198,995	(8,532,266)	26,666,729	36,402,369	(8,287,283)	28,115,086
TOTALS	134,355,263	(24,054,736)	110,300,527	148,640,458	(21,293,968)	127,346,490

Assets in Leasing

Comprising of other fixed assets, assets in leasing by ThCh$18,958,762.- and ThCh$19,750,610.- as of September 30st, 2006 and 2005 are included respectively, which have been valorized according to the indicated in Note 2 (k). The assets in leasing are not legally property of the Corporation thus. Meanwhile the Corporation does not exert the purchase option cannot dispose of them freely. The detail of leasing contracts as of September 30st, 2006 is the following:

Leasing Company	Assets	Amount ThCh$	Share	Maturity Date	Interest Rate

Corp. Vida S.A.	SM La Reina	1,620,147	157	06-06-18	UF+TIP
Telmex	Computacional	1,274,090	243	01-01-10	U$$+TIP
	Equipment
Renta Nac. Cia. Seg. Vida S.A.	SM La Florida	17,943,407	252	05-12-25	UF+TIP
Deferred Profit Lease Back	Cash Registered	(1,878,882)
	SM La Florida
Totals		18,958,762

11. INVESTMENT IN RELATED COMPANIES Breakdown of Investments

The breakdown of investment in related companies is as follows:
Taxpayer Number	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment
					09-30-06	09-30-05	09-30-06	09-30-05	09-30-06	09-30-05	09-30-06	09-30-05	09-30-06	09-30-05	09-30-06	09-30-05	09-30-06	09-30-05
65.229.660-2	Organ. Tecnico Intermedio capacitacion	Chile	Ch$	0	42.00000	42.00000	9,139	9,013	(228)	(136)	(96)	(57)	3,838	3,786	0	0	3,838	3,786
TOTAL													3,838	3,786	0	0	3,838	3,786

12. HIGHER AND LOWER VALUE OF INVESTMENTS

The higher and lower values shown in this item are calculated according to the Technical Bulletin number 42 of the Colegio de Contadores de Chile A.G. essentially by applying an amortization at 20 years. At this term, the total investment is expected to be recovered.

The main accounting balances are generated as follows:

1) Lower value of Supermercados Hipermarc S.A.

On December 20, 1999, a purchase is made from Celimar Internacional S.A. (minority Shareholder in Supermercados Hipermarc S.A), of its participation in this company in an amount of US$ 21,000,000; corresponding to 16.32675% of the company's equity. This operation generated a lower book value of ThCh$9,088,538 (historic figure).

2) Lower value of Inmobiliaria de Supermercados S.A.

On September 16, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company in the amount of ThCh$11,500,977 (Historic figure) increasing its participation to 99.999%. At the closing of ISSA financial statements the fixed assets are included at their original value, without considering the expert's appraisal performed upon the creation of ISSA S.A., therefore having to amortize under Lower Value of the Investment for the purchase of shares in ISSA, the price paid to third parties when acquiring the company. Considering in its equity the assets previously assessed, this operation generated a lower value of ThCh$7,634,664 (historic figure).

3) Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August 1998. At that date, its firm name was Inversion Nacional S.A. and subsequently it was modified to the present Unimarc Abastecimientos S.A. Currently, this company operates as a warehouse of merchandise to be sold in the supermarkets.

The breakdown of this item is the following:

Lower Value
TAXPAYER NUMBER	COMPANY	09-30-2006		09-30-2005
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

0-E	Supermercados Hipermarc S.A.	400,013	6,999,587	520,862	7,534,275
96.799.180-5	Inmobiliaria de Supermercados S.A.	369,650	4,887,591	370,003	5,385,584
88.627.400-9	Unimarc Abastecimientos S.A.	69,410	1,095,139	69,476	1,188,817
87.678.300-2	Comercial S.M. Rancagua S.A.	1,924	42,322	1,925	44,930
96.621.750-2	Inmobiliaria Las Tranqueras S.A.	2	31	2	34
96.629.940-1	Transportes Santa Maria S.A.	0	0	227	5,840
Total		840,999	13,024,670	962,495	14,159,480

Higher Value

TAXPAYER NUMBER	COMPANY	09-30-2006		09-30-2005
		AMORTIZED AMOUNT IN THE PERIOD	Higher Value Balance	AMORTIZED AMOUNT I3N THE PERIOD	Higher Value Balance
86.360.500-8	Adm. de Supermercados S.A.	3,479	28,723	3,484	33,395

	TOTAL	3,479	28,723	3,484	33,395

13. OTHER (Assets)

Other Long Term Assets

As of September 30, 2006 and 2005, the amounts invested in the acquisition and start-up of new computational systems and others are presented under this item, according to the following breakdown:

Items	2006	2005
	ThCh$	ThCh$

Warranties	278,753	288,306
Computational system project	0	55,487
Other Taxes to be recovered from Subsidiary in Argentina	891,638	97,481
Other long term assets	197,025	227,534

Total	1,367,416	1,478,808

SHORT TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Short Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of September 30, 2006 and 2005 is the following:

TAXPAYER NUMBER	BANK OR FINANCIAL INSTITUTION	TYPE OF CURRENCIES AND READJUSTMENT INDEX										NOT READJUSTED $		TOTAL
		DOLLARS		EUROS		YENS		OTHER FOREIGN CURRENCIES		UF
		09-30-06	09-30-05	09-30-06	09-30-05	09-30-06	09-30-05	09-30-06	09-30-05	09-30-06	09-30-05	09-30-06	09-30-05	09-30-06	09-30-05
Short Term (code 5.21.10.10)

97.003.000-k	Banco do Brasil	0	0	0	0	0	0	0	0	0	0	0	670,253	0	670,253
97.051.000-1	Banco del Desarrollo	1,081,430	1,936,874	0	0	0	0	0	0	0	0	0	0	1,081,430	1,936,874
97.018.000-1	Scotiabank Sud Americano	0	0	0	0	0	0	0	0	0	17,599	0	0	0	17,599
O-E	Banco Societe Generale	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	1,081,430	1,936,874	0	0	0	0	0	0	0	17,599	0	670,253	1,081,430	2,624,726
	Debt capital amount	1,071,377	1,929,935	0	0	0	0	0	0	0	17,506	0	669,584	1,071,377	2,617,025
	Avg. Annual Interest Rate	45	45	0	0	0	0	0	0	65	9	6	0
Long Term (Code 5.21.10.20)
97.023.000-9	Corp Banca	0	0	0	0	0	0	0	0	644,085	608,571	0	0	644,085	608,571
96.621.750-2	KfW	417,492	425,438	0	0	0	0	0	0	0	0	0	0	417,492	425,438
97.041.000-7	Bank Boston	2,153,605	2,228,598	0	0	0	0	0	0	0	0	0	0	2,153,605	2,228,598
O-E	Banco Societe Generale	0	0	0	0	0	0	0	184,267	0	0	0	0	0	184,267
97.036.000-K	Santander Santiago	0	0	0	0	0	0	0	0	0	0	234,428	226,369	234,428	226,369
97.003.000-K	Banco Do Brasil	0	0	0	0	0	0	0	0	0	0	97,052	0	97,052	0
O-E	Banco Supervielle	0	0	0	0	0	0	69,008	0	0	0	0	0	69,008	0
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	2,571,097	2,654,036	0	0	0	0	69,008	184,267	644,085	608,571	331,480	226,369	3,615,670	3,673,243
	Debt capital amount	2,552,142	2,610,498	0	0	0	0	40,459	159,394	634,428	595,401	325,647	221,550	3,552,676	3,586,843
	Avg. Annual Interest Rate	45	65	0	0	0	0	145	0	81	8	0	0

	Percentage of obligations in foreign currency (%)			79.2300

	Percentage of obligations in domestic currency (%)			20.7700

15. LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of September 30, 2006 and 2005 is the following:

Taxpayer Number	Bank or Financial Institutions	YEARS TO MATURITY	CURRENT PERIOD CLOSING DATE	PREVIOUS PERIOD CLOSING DATE
Index of readjustment Currency	More than 1 Up to 2	More than 2 Up to 3	More than 3 Up to 5	More than 5 Up to 10	More than 10 years	Total long term at Financial Statement closing	Average Annual Interest Rate	Total Long Term at Financial Statement Closing
Amount	Term
97.023.000-9	Corp Banca	U.F.	676,069	313,023	0	0	0	0	989,092	8.5	1,622,609
96.621.750-2	KfW	Dollars	404,022	404,022	808,043	808,047	0	0	2,424,134	5.6	2,892,824
97.036.000-K	Santander Santiago	$ non readjustment	250,443	66,011	0	0	0	0	316,454	0	572,834
96.621.750-2	Societe Generale	Otras Monedas	0	0	0	0	0	0	0	14.00	189,787
97.041.000-7	Bank Boston	Dollars	3,494,103	0	0	0	0	0	3,494,103	4.5	5,771,236
O-E	Banco Supervielle	Otras Monedas	41,211	42,062	42,932	111,252	0	0	237,457	11.00	0
97.003.000-K	Banco Brasil	$ non readjustment	127,123	127,123	196,927	0	0	0	451,173	10	0
TOTALS	4,992,971	952,241	1,047,902	919,299	0	0	7,912,413	11,049,290	0

Percentage of obligations in foreign currency (%)	77.7600

Percentage of obligations in domestic currency (%)	22.2400

16. PROVISIONS AND PENALTIES

PENALTIES

Concerning penalties, there are no penalties in force affecting neither the parent company nor its subsidiaries at the end of the period analyzed in these financial statements.

PROVISIONS

As of September 30, 2006 and 2005, the breakdown of this item is the following:

Items	2006	2005
	ThCh$	ThCh$
Holidays Provisions	58,295	51,758
Judgment Provisions	411,751	347,838
Other Provisions	136,490	333,743
Total	606,536	733,339
17. OTHER LONG TERM LIABILITIES

This item corresponds to the income received in advance for the concession at 10 years' term of the Supermarket premises in Argentina. During the year 2006, the amount to be accrued is shown under the item Income received in advance of current liabilities.

On July 27, 2004, the Board of Directors approved the rescission of the concession contract, that requested Supermercados Norte S.A., of the space located in the district of Caseros, Partido de Tres de Febrero, that the Society gave him in sub-concession, being accrued at December 31, 2004, the entirety of the concession gotten paid in advance, corresponding to the period from January 01, 2005 to June 30, 2009, equivalent to Chilean $1,113,685.
Items	Short-term		Long-term
	2006	2005	2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Income received in advance	529,150	415,278	710,491	1,142,015

Total	529,150	415,278	710,491	1,142,015

18. MINORITY INTEREST

The following amounts are presented under this item: ThCh$15,331.- and ThCh$18,719.- as of September 30, 2006 and 2005, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following breakdown:
Company	Percentage of Share		Amount
	2006	2005	2006	2005
	%	%	ThCh$	ThCh$
Administradora de Supermercados S.A.	0.06400	0.06400	6,195	6,386
Transportes Santa Maria S.A.	0.40000	2.00000	(3,637)	(2,654)
Comercial Supermercados Santiago S.A.	1.00000	1.00000	2,440	2,628
Unimarc Organización y Servicios S.A.	0.43726	0.04500	10,321	12,347
Inmobiliaria de Supermercados S.A.	0.00004	0.00004	10	10
Supermercados Hipermarc S.A.	0.00001	0.00001	2	2
Total			15,331	18,719

19. CHANGES IN EQUITY

The equity variations of the 2006 and 2005 periods are:

Variations of other reserves item:

It corresponds to equity variations registered by subsidiary Unimarc Organizacion y Servicios S.A. in an amount of ThCh$537,898.- and ThCh$(1,964,161).- (historic figure) as of September 30, 2006 and 2005 respectively, which adjusted its investment in a foreign affiliate (Supermercados Hipermarc S.A.), according to the provisions indicated in the Technical Bulletin Number 64 of the Colegio de Contadores de Chile A.G. regarding valuation of foreign investments. The translation difference is presented when comparing different price-level restatement like the variation of IPC (CPI) and the Dollar.

19. CHANGES IN EQUITY Changes in Equity

09-30-2006
Items	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Accumulated Results	Result for the period	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Accumulated Results	Result for the period
Opening Balance	59,925,903	0	30,651,351	(10,069,222	10,597,760	(8,123,258	57,843,536	0	29,586,246	(6,756,905)	17,344,506	(7,115,008)
Distribution Previous Period	0	0	0	0	(8,123,258)	8,123,258	0	0	0	0	(7,115,008)	7,115,008
Final Dividend Previous Period	0	0	0	0	0	0	0	0	0	0	0	0
Capital increase with cash share issuance	0	0	0	0	0	0	0	0	0	0	0	0
Capitalization of Profits and/or Reserves	0	0	0	0	0	0	0	0	0	0	0	0
Period of Development Accumulated Deficit	0	0	0	0	0	0	0	0	0	0	0	0
Accumulated Readjustment due to translation difference	0	0	0	537,898	0	0	0	0	0	(1,964,161)	0	0
Own Capital Revaluation	0	1,498,148	766,283	(251,731)	61,863	0	0	1,388,245	710,070	(162,166)	245,508	0
Profit/Loss for the Period	0	0	0	0	0	(5,899,117)	0	0	0	0	0	(5,834,691)
Provisional Dividends	0	0	0	0	0	0	0	0	0	0	0	0
Closing Balance	59,925,903	1,498,148	31,417,634	(9,783,055)	2,536,365	(5,899,117)	57,843,536	1,388,245	30,296,316	(8,883,232)	10,475,006	(5,834,691)
Updated Balances							60,041,590	1,440,998	31,447,576	(9,220,795)	10,873,056	(6,056,409)

19. CHANGES IN EQUITY Number of Shares
SERIES	NUMBER OF SUBSCRIBED SHARES	NUMBER OF SHARES PAID	NUMBER OF SHARES WITH A VOTING RIGHT
Single	1,261,849,619	1,261,849,619	1,261,849,619
19. CHANGES IN EQUITY Capital (Amount ThCh$)
SERIES	SUBSCRIBED CAPITAL		PAID-IN CAPITAL
Single	59,925,903		59,925,903

20. OTHER NON-OPERATING INCOME AND EXPENSES

As of September 30, 2006 and 2005, the breakdown of this item is formed as follows:

Other non-operating income

Items	2006 ThCh$	2005 ThCh$

Rentals	2,440	1,158
Cashier register overage	28,364	24,401
Other non-operating income	94,799	157,556
Profits from disposal of fixed assets	0	114,585

Total	125,603	297,700

Other non-operating expenses

Items	2006 ThCh$	2005 ThCh$
Penalties and sanctions	13,367	14,794
Cashier register lacks	14,517	1,857
Other non-operating expenses	1,126	0
Total	29,010	16,651

21. MONETARY CORRECTION

ASSETS (CHARGES) / CREDITS	READJUSTMENT INDEX	09-30-2006	09-30-2005
Inventories		0	0
Fixed assets	IPC	1,721,318	2,133,194
Investments in related companies	IPC	337,401	351,922
Accounts receivables with related companies	UF	511,803	0
Other non-monetary assets	IPC,UF	124,332	12,629
Accounts of expenses and costs	IPC	(5,341)	53,706
Total (charges) credits		2,689,513	2,551,451

LIABILITIES (CHARGES) / CREDITS
Equity	IPC	(2,074,563)	(2,264,560)
Accounts payable with related companies	UF	(46,166)	(88,390)
Obligations with banks	UF	(38,301)
Minority interest		$553,834	1,041,854
Non-monetary liabilities	IPC,UF	(680,557)	(594,716)
Income account	IPC	0	0
Total (charges) credits		(2,285,753)	(1,905,812)
(Loss) Profit due to monetary correction		403,759	645,640

22. EXCHANGE RATE DIFFERENCES

ITEM	CURRENCY	AMOUNT
		09-30-2006	09-30-2005
ASSETS (CHARGES) / CREDITS
Result from the translation of Argentinean Subsidiary	US$	0	0
Other non-monetary assets	US$	11,720	5,345
Accounts receivables with related companies	US$	250,701	0
Total (charges) credits		262,421	5,345

LIABILITIES (CHARGES) / CREDITS
Obligations with banks	US$	(534,202)	551,338
Other non-monetary liabilities	US$	(418,511)	(223,824)
Accounts payable with related companies	US$	0	0
Result from the translation of Argentinean Subsidiary	US$	0	(629,244)
Total (charges) credits		(952,713)	(301,730)
(Loss) Profit due to monetary correction		(690,292)	(296,385)

23. CONTINGENCIES & RESTRICTIONS

  Direct commitments

a.1) Banco BBVA

Since September 30, 2006, Supermercados Unimarc S.A. does not keep any pending obligations with Banco BBVA, former BBVA Banco BHIF, (BBVA), as they were all paid in full during year 2003. The only pending issue is the release of the given guaranties to cover the already extinguished obligations. Notwithstanding the foregoing, at present there are several proceedings between BBVA and companies of the Errazuriz Group, originating in the sale of former Banco Nacional.

The claims, insofar as they relate to the credit of the companies that sold the shares in former Banco Nacional, including Supermercados Unimarc S.A., were filed after Arbitrating Judges Samuel Lira Ovalle and Arnaldo Gorziglia Balbi, and all of them are currently pending, except for fourteen of them which have already been ruled. Ten of them were decided in favor of companies of the Errazuriz Group, where the bank was sentenced to additionally pay amounts exceeding U.F. 400,000 plus interest. They could cause the outstanding amounts to rise as high as U.F. 800,000 (in agreement the liquidations that have appeared before the by Arbitration Court).

  Claims being heard at an Arbitrating venue:

At present there are 31 claims - Arbitration Folders; each one bears the name Folder No. 01 through No. 31, plus one called Book and another one called Principal. The 32 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Banco Nacional, in connection to the sale under contract of purchase of shares dated July 23, 1989, executed before Notary public Mr. Andres Rubio Flores. The folder called Book originates in the publication, editing and distribution by executives and directors of BBVA of the Book "Los secretos de Fra Fra" (Fra Fra Secrets), a book whose editing publication and distribution was prohibited under a judicial resolution. In this case, indemnity payments are sought for the damages caused by said publication.

(ii) The status or stage of the process in connection with each folder is the following:

Folder No. 1, favorably awarded.

Folder No. 2, favorably awarded.

Folder No. 3, favorably awarded.

Folder No. 4, awarded against the claims of both parts.

Folder No. 5, favorably awarded.

Folder No. 6, favorably awarded.

Folder No. 7, favorably awarded.

Folder No. 8, awarded against the claims of "Errazuriz Group".

Folder No. 9, awarded against the claims of "Errazuriz Group".

Folder No. 10, favorably awarded.

Folder No. 11, favorably awarded.

Folder No. 12, favorably awarded.

Folder No. 13, favorably awarded.

Folder No. 14, awarded against the claims of "Errazuriz Group".

Folder No. 15, currently in the stage of remarks to evidences.

Folder No. 16, pending to summon to hear the final sentence.

Folder No. 17, awarded against the claims of "Errazuriz Group".

Folder No. 18, in a stage of summons to hear the final sentence.

Folder No. 19, in a stage of summons to hear the final sentence.

Folder No. 20, in a stage of summons to hear the final sentence.

Folder No. 21, in a stage of summons to hear the final sentence.

Folder No. 22, in a stage of summons to hear the final sentence.

Folder No. 23, in a stage of summons to hear the final sentence.

Folder No. 24, in a stage of summons to hear the final sentence.

Folder No. 25, in a stage of summons to hear the final sentence.

Folder No. 26, in a stage of summons to hear the final sentence.

Folder No. 27, in a stage of summons to hear the final sentence.

Folder No. 28, currently in the stage of discussion.

Folder No. 29, currently in the stage of discussion.

Folder No. 30, currently in the stage of discussion.

Folder No. 31, currently in the stage of discussion.

Folder No. 32, currently in the stage of discussion.

Book Folder, is awaiting the evidence stage.

Principal Folder, in where the evidences are transacted several.

(iii) In connection with the amounts involved.

The lawsuits filed before the Arbitrating Judges, add up to a total amount of U.F. 1,224,250 plus interest, a matter that, given the dates over which, in general, the Arbitrating Court has ordered the addition of interest (between years 1990 and 1993), usually duplicates or triplicates de capital amounts claimed.

a.2) Corp Banca

Mortgage guarantees over Supermercados Maipu I and Maipu II and Manuel Montt, owned by Inmobiliaria de Supermercados S.A., the accounting value of which amounts to ThCh$1,722,727, ThCh$2,850,365 and ThCh$1,226,022, respectively, for credits granted by Corp Banca which as of September 30, 2006 amount to ThCh$1,633,176.

a.3) Banco del Desarrollo

As of September 30, 2006, the affiliate company Inmobiliaria de Supermercados S.A., has mortgaged the real estates called Concepcion and Cordillera, in order to guarantee to the Banco del Desarrollo commitments currently held or that may be held in the future by Supermercados Unimarc S.A. or its affiliates. The accounting value of said assets is ThCh$2,576,564 and ThCh$3,511,699 respectively, and the debt's value as of September 30, 2006 amounts to ThCh$1,081,430.

a.4) Banco Bank Boston

As of the closing date of these financial statements, the capital credit as of September 30, 2006 in the amount of US$10,506,349.09 up-to-date in the payment of capital and interest.

In connection with this debt, on December 29, 1998 the Company lodged as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Limitada (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case. It is possible to indicate that at the moment some of the indicated forest assets, were transferred in property to the related society Agricola Santa Macarena S.A.

On May 06, 2003 the parties entered into a modification of the original Credit Contract, called "18th Amendment to Credit Agreement", whereby the debt shall be restructured on a long-term basis. Likewise, on May 06, 2003 before Notary Public Rene Benavente Cash, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage and prohibition to dispose contract in connection with: Supermercado Chillan, lands in Chiguayante I and II, lands in Iquique and land in Temuco II; and a pledge over the goods and chattels for supermarkets; in order to guarantee to Bank Boston N.A., Nassau Branch, the full, actual and timely compliance with each and every one of the obligations described in clause first of this deed, including, without limitation, the full, complete and timely payment of each one of the capital installments on the specified payment days, plus interest, including penalty interest, commissions and others, in connection with the loan and promissory notes, the Mortgage Guarantor lodges in favor of Bank Boston N.A., Nassau Branch, a first degree mortgage over each one of the real estates, in accordance with the provisions contained in the Civil Code.

On August 04, 2003 the Company subscribed the extension pages of the promissory notes in connection with the credit contract agreed on December 8, 1998 with Bank Boston N.A., Nassau Branch (External Loan No. 33,169), whereby the time of the credit was extended until year 2007.

During the year 2006 Bank Boston came to raise, according to the contract and to its exact fulfillment, lands of Chiguayante and Iquique, Temuco II and diverse agricultural estates.

a.5) Kreditanstalt fur Wiederaufbau (KfW)

On October 23, 2002, before Notary Public Sergio Rodriguez Garces, the parties entered into a contract of transaction and discontinuance of actions. As an outcome of said contract of transaction and discontinuance of actions, Supermercados Unimarc S.A. and KfW signed two new contracts whereby they rescheduled the credits in force with said institution, called "Rescheduling Agreements". As of September 30, 2006, the short-term and long-term debts with KfW amount to US$5.7 million.

As collateral for said obligations, as per a public deed dated November 22, 2001 executed at the Notary's Office of Mrs. Gloria Acharan Toledo, a pledge has been lodged which encompasses one part of the group of assets de imported under the loans granted by KfW, consisting of cooler shelves, bakery equipment, lighting equipment, shelves, check-out, air conditioning equipment and supermarket carts, contained in the following invoices: 56-5184-0001-01, 56-5184-0001-02, 56-5184-0001-03 and 56-5184-0001-04 (assets of the Linde brand); 56-5184-0007-01 y 56-5184-0008-01 (assets of the AEG brand); 56-5184-0005-01 y 56-5184-0005-02 (assets of the Cefla brand); 56-5184-0003-01 and 56-5184-0004-02 (assets of the Miwe brand); 56-5184-0002-01 (assets of the Trane brand); y,56-5184-0017-01 (assets of the Artok brand).

On November 01, 2004, CCC Machinery GMBH request the constitution of an Arbitration Tribunal before the International Chamber of Commerce of Paris in order to collect a non existing debt, CCC Machinery says its amount is of 6,655,768 Euros. Supermercados Unimarc S.A. argues the obligation shall be paid by KfW, as per Purchase Contract signed among the parties involved.

This by arbitration court was constituted, beginning between the parts the period of discussion and test. At the moment such procedure is in stage of observations to the test rendered in cars. Supermercados Unimarc S.A. in all the stages has insisted on which some slope towards CCC Machinery does not have obligation.

  Guaranties received from third parties

  b.1) Banco Do Brasil

  In order to guarantee the credits granted by Banco Do Brasil, the related companies Salmoalimentos S.A., have mortgaged assets owned by it. The value of said debt, as of September 30, 2006 amounts to ThCh$ 548,225. The property lodged as collateral is P.A.M. Carolina III, is limited to US$ 1,500,000.

  On April 21, 2006 the credit was reconstructed in 56 monthly payments from the 21 of May of 2006.

  b.2) Banco Scotiabank SudAmericano

  Mortgage guarantee over a building and constructions of Supermercado Vina San Martin, now of property of Renta Nacional Compania de Seguros de Vida S.A. in favor of a loan granted by Banco Scotiabank Sud Americano. The net accounting value is ThCh$1,067,714. On January 10, 2006, the debt was payment and the guarantee is in rise process.

  b.3) Banco Santander Santiago

  On July 16, 1998 the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., was lodged as guarantee to Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Supermercados Unimarc S.A. The accounting value of said real estate amounts to ThCh$11,468,598 and the debt's value as of September 30, 2006 amounts to ThCh$550,882.

  It is possible to indicate, that the present owner is Unimarc International. The transaction was verified on December 6th, 2005. The building is taxed with general mortgage and enrolled prohibition in favor of the Banco Santander Santiago.

  Indirect commitments

  c.1) The Company and other subsidiaries of Inversiones Errazuriz Ltda. (Inverraz Ltda.) have reported since 1994 and 1996, in connection to their condition as guarantors in the payment of obligations undertaken by Inverraz Ltda. with the State Street Bank and Trust Company incurred into in those dates, in the amount of ThUS$44,444 and ThUS$65,000, respectively.

  On March 25, 2001, Inverraz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. The lawyers of Inverraz Ltda. informed that according to definitive verdict of the Supreme Court of the United States, dated January 22, 2005, the amounts of the obligations that hypothetically could affect our company, as guarantor, would reach to an amount equivalent to 30.80% for the credit of the year 1994, it is to say US$13,688,889 in principal, plus interest approximate of US$6,000 per day from June 02, 2000, and 38.82% for the credit of the year 1996, it is to say US$25,232,000 in principal, plus interest approximate of US$8,400 per day from March 08, 2000, percentages that would be increased, in case bankruptcy or liquidation is declared of one or more of the guarantors, once concluded the respective proceedings that can begin against those, and liquidated of the other companies.

  As per our lawyer's opinion, there is no said debt, because, as it has expired the term to claim them. The argument has been explained in "State Street Bank and Trust Company against Inversiones Errazuriz and others". The bank has answered the arguments above mentioned, and, as a support to its arguments, has accompanied to the proceedings, copy of the final decision obtained by the Bank in the United States. Besides, it is still pending, before the Court of Appeal of Santiago, a motion of incompetence intended by Inversiones Errazuriz Ltda. The plaintiff have had to face several allegations, in which Inversiones Errazuriz Ltda, argues the extinction of all the debts and of all the obligations arising out of the agreements and contracts among the parties involved. At the same time, it was requested by the Chilean defendants, before Chilean Courts, to be declared the extinct all the obligations that the remaining corporations had with the Bank, through the agreements, conventions, contracts, with the expressed requested, the Court declared extinct the ordinary and executives actions whatsoever their nature and origin, that have their cause in the promissory notes, in the guarantee conventions and in the Loan Agreements. The Prejudice Relief that has been published through the media finds its foundations precisely in the obligations which extinction is requested before the Chilean Courts. All the above mentioned impede the enforcement of the American Judgment. Inversiones Errazuriz Ltda, and the other parties suited by the Bank have asked Chilean Courts to be indemnified of all the damages incurred because of the actions intended by the Bank. As a conclusion, Inversiones Errazuriz Ltda, questions the existence of the debt.

  In January 22, 2005 the definitive sentence was issued from the Supreme Court of the United States of America in which the request conducted by the judgment between Inversiones Errazuriz Ltda. and others with State Street Bank and Trust Company was denied.

  The resolution to which State Street Bank and Trust Company, assigns the character of definitive sentence, is nowadays being recognized through an EXEQUATUR Proceeding, requested by the mentioned bank before the Supreme Court, under the number of entrance 2349-2005. To the request of "pase regio", Supermercados Unimarc S.A. filed on August 4th, 2005, the conferred transfer and indicated that the mentioned resolution was dictated with infraction of all the norms related to the international regularity of the sentences. It is indicated in addition that the referred resolution is against the National Jurisdiction, to the National Public Order, in addition that its content is not the result of a previous procedure that has been transacted legally in where both parts had right to make be worth their intentions. Next to the previous thing, it is maintained that the State Street Bank is not the legitimate organization to act in addition that the bank endorsed the notes and other documents of bottom of the initiated actions, without a mandate or power from the present proprietors of the mentioned credits to the mentioned bank consists.

  Roll Nro 11725-03 of the Court Appeals of Santiago, that talks about the judgment "Inversiones Errázuriz Ltda. and others with State Street Bank and Trust Company" dictate to favorable resolution to the plaintiff Inversiones Errázuriz Ltda. October 11 of 2006 and as a result of it this discussing itself what the plaintiff in 27vo Judged Civil of Santiago in the cause requests Roll 5930-3, the invalidity of the clauses that prorogued the jurisdiction for the courts of the State of New York. Also it was requested that it was declared that State Street Bank and Trust Company is not deserving of plaintiff Inversiones Errázuriz Ltda. and the other societies, because State Street Bank endorsement the credits to third and in addition because the debt is prescribed.

  c.2) On December 31, 1998, the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations of same with Banco Santander Santiago, which as of September 30, 2006 is of an amount of ThCh$3,729,807. The purpose of which is to finance the construction of supermarkets for Supermercados Unimarc S.A.

  Additionally, on July 16, 1998, the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., is lodged as guarantee to Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Inmobiliaria y Constructora Nacional S.A., and/or Supermercados Unimarc S.A. and/or Salmones y Pesquera Nacional. Only for the case of Salmones y Pesquera Nacional S.A. the mortgage guaranty is limited to a maximum amount of ThUS$1,000.

  It is possible to indicate, that the present owner is Unimarc International. The transaction was verified with date December 6th, 2005.

  c.3) On October 10, 1998 the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations with Corp Banca. The debt's balance as of September 30, 2006 amounts to ThCh$2,128,179.

  c.4) On November 13, 2002, before Notary Public Arturo Carvajal Escobar, the affiliate company Unimarc Organizacion y Servicios S.A., entered into a contract and lodged a mercantile pledge over the shares held in company Inmobiliaria de Supermercados S.A., in favor of companies Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and Agricola y Forestal Paredones Limitada, in order to guarantee to said companies the full and timely compliance with each and any of the current obligations referred to in said contract, and also of those which company Supermercados Unimarc S.A. may keep with Ganadera y Forestal Nacional Limitada, Ganadera and Forestal Nacional S.A., and with Agricola y Forestal Paredones Limitada, and especially to guarantee the obligations evidenced in Clauses Fifth and Ninth hereof.

  c.5) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on second degree, over the shares held in company Inmobiliaria de Supermercados S.A., in favor of society Inmobiliaria y Constructora Nacional S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Inmobiliaria de Supermercados S.A. could have for Inmobiliaria y Constructora Nacional S.A.

  c.6) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on first degree, over the shares held in company Inmobiliaria de Supermercados S.A., in favor of society Inversiones Culenar S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Interagro Comercio y Ganado S.A. could have for Inversiones Culenar S.A.

  c.7) By Public Writing of June 24, 2004, before Notary of Santiago, Mr. Enrique Tornero Figueroa, the filial society Inmobiliaria de Supermercados S.A. constituted mortgage in favor of Renta Nacional Compania de Seguros de Vida S.A., to guarantee the obligations of Ganadera y Forestal Nacional II S.A., coming up from mutual mortgage that the latter has in favor of Renta Nacional Compania de Seguros de Vida S.A.

  Other commitments

d.1) In a Board of Directors' Meeting held on December 15, 1998 it was agreed to support the obligations that its affiliate in Argentina, Supermercados Hipermarc S.A. may have undertaken or may undertake in the future with the foreign company Jose J. Chediack S.A.I.C.A. for an amount of up to $ARG 20,000 (Argentinean pesos).

d.2) On June 10, 1999 the affiliate company Supermercados Hipermarc S.A., entered into a financing and occupation agreement with NAI International II, Inc (sucursal Argentina), and NAI International II Inc., whereby the construction and operation of two movie-theater complexes for Multicenter Belgrano and Quilmes with 10 and 8 rooms, respectively, was agreed. To this effect, a loan was agreed, which was granted by Nai International II., Inc for the construction for an amount which at present amounts to ARG$3,967,863,73 (Argentinean pesos), payable during the term of the 12 year concession. Same shall accrue an agreed interest at the Libor rate plus 1.5%. Said loan is guaranteed by Supermercados Unimarc S.A. until the discharge it same. In September, 2002 a real right of antichresis was entered into, guaranteeing the occupancy of the movie theaters for a term of 12 years, since the grand opening until July, 2012.

d.3) On August 4, 2006 contract of debt with Banco Supervielle S.A. that ascends according to the mentioned contract to the sum of Argentine pesos 2.105.601,94, to which was reconstructed is due to discount the sum of $ 500,000 by check turned by Cencosud S.A. in favor of Supermercados Hipermarc S.A., that endorsed the mentioned check to Banco Supervielle S.A., to perfect the reorganization.

The balance of the debt by $ 1.605.601,94 will be paid in 84 monthly payments, paying only interest in the first 6 payments and from seventh, it will take place the amortization of capital and payment of monthly interest, by means of the French system of amortization.

On August 4, 2006 a contract with Cencosud S.A. was signed, constituting an onerous possession on the buildings located in Yerbal 1144/6, Yerbal 1160/2, Av. 5765/7/9 Rivadavia and Av. Rivadavia 5751/59/63, for the installation of a Homecenter of the Easy Chain by the term of 20 years, which maintain a mortgage constituted opportunely by USD 2.000.000.=a favor of the Bank Societe Generale Joint-stock company (Banco Supervielle S.A..) and whose present balance is by the amount indicated in the active previous paragraph and a dominant servitude of temp step, real and gratuitous. Against the company/signature of the real right of enjoyment, $ 700,000 for advance of the minimum canon of the first forty months were received. The Supervielle Bank lent its consent in the corresponding writing.

In this date Supermercados Hipermarc S.A.. the cession in guarantee of the leasing signed with Cencosud S.A. by the buildings located in Yerbal 1144/6, Yerbal 1160/2 decided with Banco Supervielle S.A., Av. 5765/7/9 Rivadavia and Av. Rivadavia 5751/59/63, and the cession in guarantee of the leasing of sub-concession by the located commercial center in the locality of Caseros, party of Tres de Febrero, until exhausting the mentioned loan.

d.4) As a consequence of the sale of the Fund of Trade, the Society Supermercados Hipermarc S.A., assumed other commitments, including the one of maintaining harmless the buyer for all the claims previous to the closing date (July 01, 1999) and until the term of 60 months counted from the mentioned closing.

In the course of the previous exercise, a preliminary reconciliation was made with Supermercados Norte S.A. by balances of obligations assumed in the contract of partial transfer of the Fund of Trade, by means of compensation among existent credits in favor of the Society and debits by refund of expenses, by adjustments of inventory difference and payments in excess carried out by Supermercados Norte S.A. As a consequence of this reconciliation were liberated and cashed the promissory notes in favor of the Society liberated appropriately by US$924,746.00, retained by the notary Pedro Bonnefon in guarantee of the operation by the sale of the Fund of Trade. In guarantee for the eventual compensable claims communicated by Supermercados Norte S.A. with reason of a judgment of civil action, Supermercados Hipermarc S.A. constituted a mortgage in first degree in favor of Supermercados Norte S.A. on the property in Avenue Federico Lacrozze 1755/57/61/3 of the autonomous City of Buenos Aires until by the amount of $750,000.00.

d.5) On January 29, 2004, Supermercados Hipermarc S.A. granted the guarantee to the promissory note, not to the order, without protest, liberated by Capillitas S.A. by the amount of $1,800,000, to guarantee the operations that this Society will maintain with Renault Credit International S.A. Banque - Argentinean Branch.

d.6) On December 17, 1999, in the presence of Notary Public Mr. Jose Musalem Saffie, the associated company Inmobiliaria de Supermercados S.A., mortgaged the real estate known as Terreno Arturo Prat in Concepcion, which to September 30, 2006 has an accounting value of ThCh$2,941,271 to guarantee banking obligations which company Inmobiliaria y Constructora Nacional S.A. keep at present or may keep in the future with Corp Banca. The balance of these companies debt as of September 30, 2006 amounts to ThCh$2,128,179.

d.7) On June 14, 2002, before Notary Public Mr. Enrique Tornero Figueroa, the associated company Inmobiliaria de Supermercados S.A., mortgaged to Inmobiliaria y Constructora Nacional S.A. the real estate called Maipu I, Manuel Montt, Cordillera, Concepcion, and Terreno Arturo Prat, in order to guarantee to company Inmobiliaria y Constructora Nacional S.A., the exact, full and timely discharge of any and all obligations kept by Inmobiliaria de Supermercados S.A., or those it may keep in the future either directly or indirectly.

d.8) On June 25, 2002 the associated company Interagro Comercio y Ganado S.A., signed a General Mortgage, in order to guarantee to company Inversiones Culenar S.A. the exact, full and timely discharge of each and any of the obligations kept by the party lodging same.

d.9) On June 06, 2003, before Notary Public Rene Benavente Cash, the affiliate company Unimarc Organizacion y Servicios S.A., became surety and joint and several debtor of Comercial Supermercados Santiago S.A., in connection with each and every obligation currently held or which may be held in the future by same with Agricola y Forestal Paredones Limitada, Ganadera y Forestal Nacional Limitada, and Ganadera y Forestal Nacional S.A.

d.10) On December 23, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the property called Supermercados Providencia. The obligations being guaranteed by this mortgage and the general mortgage guaranty clause extends to all and any of the obligations that Inmobiliaria de Supermercados S.A. currently has or that it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

It is possible to indicate, that the present owner is Unimarc International. The transaction was verified with date December 6th, 2005.

d.11) On December 31, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the real estate called Supermercados Maipu II. The obligations guaranteed by this mortgage and the general mortgage guaranty clause extends to all an any of the obligations which Inmobiliaria de Supermercados S.A. currently has or which it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

e) Labor Court Cases

The parent company and its affiliates keep several litigation cases of a labor nature with former workers, in connection with which provisions in the amount of ThCh$367,916 were made, which cover all of the disbursements which in the opinion of the legal counsel of the companies involve the maximum risk to the Companies.

23. CONTINGENCIES AND RESTRICTIONS Direct Guaranties

Creditor of the Guaranty	Debtor		Type of Guaranty	Assets Involved		Payments pending balances at financial statement closing date		Release of Guarantees
	Name	Relationship		Type	Book value	09-30-06	09-30-05	09-30-07	Assets	09-30-08	Assets	09-30-09	Assets

Indirect Guaranties

There are not indirect guaranties.

24. Cautions obtained from third

As of September 30, 2006, cautions they are the following ones:

			TYPE OF	TYPE OF	ASSENTS JEOPARDIZE	VALUE ACTIVE	BALANCES TO PAY
CREDITOR	DEBTOR	OTORGANTE	RELATION	OPERATION	M$

Banco Boston	Sm Unimarc	Soc. Ganadera y Forestal Nacional Ltda.	Comm. Adm.	Mortgage	Forest Assents	14,870,921	5,647,708
		Ganadera y Forestal Nacional S.A.	Comm. Adm.	Mortgage	Forest Assents
		Agricola y Forestal Paredones Ltda.	Comm. Adm.	Mortgage	Forest Assents
Banco Do Brasil	Sm Unimarc	Salmoalimentos S.A.	Comm. Adm.	Mortgage	Boats	809,160	548,225
Banco Santander Santiago	Sm Unimarc	Unimarc international S.A.	Comm. Adm.	Mortgage	Real estate	1,148,598	550,882

25. DOMESTIC AND FOREIGN CURRENCY Assets
ITEM	CURRENCY	AMOUNT
		09-30-06	09-30-05
Current Assets
Avariable	US$	108	111
Avariable		$0	0
Time deposits	US$	0	0
Debtors from sales	US$	78,751	0
Debtors from sales		$0	0
Notes receivables	UF	113,447	197,434
Notes receivables	US$	5,015	0
Notes receivables		$0	0
Sundry debtors		$0	0
Related companies notes receivables	UF	1,312,622	0
Related companies notes receivables	PESOS ARGENTINO	129,158	265,715
Related companies notes receivables		$0	0
Inventories	US$	4,174	4,269
Inventories		$0	0
Recoverable taxes	UF	0	1,120
Recoverable taxes		$0	0
Prepaid expenses	UF	19,775	415
Prepaid expenses		$0	0
Deferred taxes		$0	0
Other currents assets	PESOS RGENTINO	176,972	93,957
Other currents assets	UF	3,818	14,209
Other currents assets	US$	1,328	1,414
Other currents assets		$17,579,681	25,312,519
Fixed assets
Fixed assets		$73,695,357	88,093,421
Fixed assets	PESOS ARGENTINO	36,605,170	39,253,068
Other assets
Other assets	UF	55,876	65,040
Other Assets	US$	8,055	8,240
Other assets	PESOS ARGENTINO	949,040	975,084
Other assets		$18,875,076	11,562,920
Investments in related companies		$0	0
Deferred taxes		$0	0
Intangible		$0	0
Related companies notes Receivables Related companies notes Receivables	UF US$	3,956,542 1,236,637	0 10,842,356
Long-term debtors	US$	345,408	362,997
Long-term debtors	UF	159,976	170,611

	US$	1,679,476	11,219,387
		$110,150,114	124,968,860
	UF	5,622,056	448,829
	PESOS ARGENTINO	37,860,340	40,587,824

25. DOMESTIC AND FOREIGN CURRENCY Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year
		09-30-2006		09-30-2005		09-30-2006		09-30-2005
		Amount	Annual average Interest Rate	Amount	Annual average Interest Rate	Amount	Annual Average Interest Rate	Amount	Annual Average Interest Rate
Sundry creditors	US$	80,440	0	145,929	0	75,805	0	327,436	0
Sundry creditors	US$	0	0	22,824	0	0	0	23,524	0
Sundry creditors	US$	559,633	0	0	0	74,192	0	0	0
Sundry creditors	UF	22,490	0	1,605	0	0	0	0	0
Sundry creditors	UF	45,503	0	38,684	0	0	0	0	0
Sundry creditors	UF	17,640	0	16,170	0	57,840	0	47,966	0
Sundry creditors	Non-readj $	2,698,426	0	1,028,346	0	0	0	0	0
Accounts payable	Non-readj $	13,118,405	0	14,112,447	0	0	0	0	0
Accounts payable	Arg, $	87,495	0	410,138	0	461,112	0	141,308	0
Accounts payable	US$	4,267,504	0	4,120,363	0	0	0	0	0
Related co, Notes & acc, Payable	Non-readj $	17,360,580	0	25,235,659	0	0	0	0	0
Related co, Notes & acc, Payable	Arg, $	101,390	0	33,089	0	0	0	0	0
Related co, Notes & acc, Payable	UF	108,636	0	101,598	0	343,374	0	319,792	0
Notes payable	Arg, $	7,309	0	26,118	0	8,652	0	36,178	0
Notes payable	Non-readj $	63,132	0	115,194	0	0	0	0	0
Notes payable	US$	6,141	0	0	0	0	0	0	0
Obligations with banks	UF	644,085	0	626,170	0	0	0	0	0
Obligations with banks	US$	0	0	0	0	3,652,527	9.00	4,590,910	8.00
Obligations with banks	Arg, $	17,740	0	78,392	0	51,268	0	105,875	0
Obligations with banks	Non-readj $	331,480	0	896,622	0	0	0	0	0
Other liabilities	Arg, $	240,803	0	171,102	0	0	0	0	0
Other liabilities	Non-readj $	1,067,124	0	1,128,049	0	0	0	0	0
Other liabilities	US$	101,499	0	103,820	0	304,496	0	311,458	0
Total Current Liabilities	US$	5,015,217	0	4,392,936	0	4,107,020	0	5,253,328	0
	UF	838,354	0	784,227	0	401,214	0	367,758	0
	Non-readj $	34,639,147	0	42,516,317	0	0	0	0	0
	Arg. $	454,737	0	718,839	0	521,032	0	283,361	0

25. DOMESTIC AND FOREIGN CURRENCY Long Term Liabilities Current Period 09-30-2006
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Sundry creditors	UF	279,146	0	355,808	0	935,559	0	0	0
Sundry creditors	US$	773,805	0	0	0	0	0	0	0
Sundry creditors	US$	0	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	UF	1,693,698	0	1,955,921	0	3,438,539	0	10,354,574	0
Other long-term liabilities	US$	710,491	0	0	0	0	0	0	0
Obligations with banks	UF	989,092	0	0	0	0	0	0	0
Obligations with banks	US$	4,302,147	0	808,043	0	808,047	0	0	0
Notes payable	ARG, $	324,736	0	71,002	0	0	0	0	0
Other related co, Notes & acc. Payable	US$	818,366	0	0	0	0	0	0	0
Obligations with banks	ARG, $	83,273	0	86,751	0	67,433	0	0	0
Obligations with banks	$ non readj.	570,700	0	196,927	0	0	0	0	0
Total Long Term Liabilities
	UF	2,961,936		2,311,729		4,374,098		10,354,574
	US$	6,604,809		808,043		808,047		0
	ARG, $	408,009		157,753		67,433		0
	$ non readj.	570,700		196,927		0		0

Long Term Liabilities Previous Period 09-30-2005
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Obligations with banks	UF	1,309,762	0	312,847	0	0	0	0	0
Obligations with banks	US$	6,597,756	0	826,520	0	1,239,784	0	0	0
Obligations with banks	ARG, $	189,786	0	0	0	0	0	0	0
Obligations with banks	$ non readj.	503,651	0	69,184	0	0	0	0	0
Sundry creditors	UF	248,296	0	324,595	0	1,019,359	0	56,134	0
Sundry creditors	US$	977,134	0	0	0	0	0	0	0
Sundry creditors	US$	176,553	0	0	0	0	0	0	0
Sundry creditors	US$	6,280	0	0	0	0	0	0	0
Other notes curr acct payables	ARG, $	0	0	0	0	0		0
Other notes curr acct payables	$non readj.	0	0	0	0	0	0	0	0
Related companies other notes curr acct payables	US$	866,504	0	0	0	0	0	0	0
Related companies others notes curr acct payables	UF	1,575,489	0	1,819,415	0	3,198,560	0	11,175,145	0
Other long term liabilities	US$	830,556	0	311,459	0	0	0	0	0
Notes payables	US$	0	0	0	0	0	0	0	0
Notes payables	ARG, $	333,689	0	334,989		59,952	0	0	0
Total Long term liabilities
	UF	3,133,547		2,456,857		4,217,919		11,231,279
	US$	9,454,783		1,137,979		1,239,784		0
	ARG,$.	523,475		334,989		59,952		0
	$non readj	503,651		69,184		0		0
	$non readj	0		0		0		0

26. PENALTIES

At September 30, 2006, doesn't exist sanctions that affect neither to the society or their management.

27. LATEST FACTS

To the date of presentation of the present financial statements other later facts do not exist.

28. ENVIRONMENT

The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level, Additionally, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

29. ACCOUNTS PAYABLE

At September 30, 2006 and 2005, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:

ITEMS	2006 ThCh$	2005 ThCh$
Suppliers of Goods	16,867,191	17,582,410
Suppliers of Frozen	453,833	558,002
Suppliers of Transportation	64,885	92,397
Hipermarc Suppliers	548,607	551,446
Total	17,934,516	18,784,255

30. PREPAID EXPENSES

At September 30, 2006 and 2005, the breakdown of this item is the following:

ITEMS	2006 ThCh$	2005 ThCh$
Operating Materials	566,450	539,890
Prepaid insurance	0	0
Other prepaid expenses	304,554	300,694
Total	871,004	840,999

31. SHORT AND LONG TERM SUNDRY CREDITORS

At September 30, 2006 and 2005, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:
ITEMS	Short Term		Long Term
	2006	2005	2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$
Creditors for Leasing	709,305	528,281	2,344,318	2,625,517
Securities Received	55,675	49,243	0	0
Drawn and not collected checks	2,318,920	39,501	0	0
Computational System Financing	0	22,824	0	0
Other creditors (Insurance, Freight, Custom Duties)	548,069	1,002,634	0	182,836
Total	3,631,969	1,652,483	2,344,318	2,808,353

ESSENTIAL FACTS

Essential Fact dated March 13, 2006

According to article 9 and 10, both of the Law 18,045, I communicate the following essential fact regarding the society.

In Meeting of the Board of Directors taken place with date May 2, 2005, it was agreed to accept Mr. Victor Cantillano Vergara resignation as Directors of the society, being left at the moment this position vacant, until the next Shareholders Ordinary Meeting.

Essential Fact dated April 28, 2006

According to article 9 and 10, both of the Law 18,045, I communicate the following essential fact regarding the society.

In Shareholders Ordinary Meeting entered into April 26, 2006, it was established that the following persons are the members of the Board of Directors of the Supermercados Unimarc S.A. society:

Mr. Francisco Javier Errazuriz Ovalle (Chairman)

Mr. Ramon Mendez Cifuentes (Directors)

Mr. Cesar Macias Quiroz (Directors)

Mr. Elias Errazuriz Errazuriz (Directors)

Mr. Patricio Bosselin Molina (Directors)

Mr. Guillermo Cataneda Latorre (Directors)

Mr. Joaquin Abbott Galaz (Directors).

Essential Fact dated August 09, 2006

In the Board Meeting of August 8, 2006, the resignation of Mr. Enrique Barriga Ugarte as General manager of the company, was accepted.

The Board unaneousmely congratulated and expressed its gratitude for the work performed by Mr. Barriga, wishing him success in his future projects.

In this same Board meeting it was agreed to name Mr. Elias Errazuriz Errazuriz as General Manager of the company, as accepted his resignation as Board Director of the company.

REASONED ANALYSIS

    Assets

As of September 30, 2006 the consolidated assets of Supermercados Unimarc S.A., evidence a decrease of 12.36% in relation to September, 2005, the main variations are reflected in the Fixed Assets, according as is described in point 4.1 of these analyses, and Documents and Accounts to receive of Related Companies, that display a decrease of 23.47%.

1.2 Liabilities

The total liabilities of Supermercados Unimarc S.A. as of September 30, 2006 evidence a decrease compared with September, 2005, mainly because the decrease of 27.31% in Obligations with Banks and Financial Institutions of Short and Long Term, product of the service of this financial debt in the present exercise, as Documents To pay to Related Companies also display a decrease and Accounts Payable.

1.3 Current Liquidity

The liquidity index is of 0.42 times as September 30, 2006, it decreases in a 12.50% with respect to the same period of the previous year and in relation to December, 2005 a loss in 4,55%.

1.4 Acid Test

This rate was 0.17 times as of September 30, 2006, whereas to September of 2005 it was of 0.26 times, which in percentage terms is a decrease of a 34.62%, compared with December of that year there was a variation of 6,25% more.

1.5 Rate of Indebtedness:

This rate as of September 30, 2006, is 0.95 times, which evidence a decrease in relation to September 2005, as per result to the decrease of Documents and Accounts Payable to Related Companies, Financial Obligations with Banks and Institutions of Short and Long Term, despite the increase of the Sundry Creditors.

1.6 Short and Long Term Debts in relation with Total Debts

The rate of the short term debt on the total debt was 60.8% as of September 2006 and 61.3% in September 2005, this rate, evidences the decrease of Accounts Payable, and Documents and Accounts Payable to Related Companies. The Obligations with Banks and Financial Institutions it decrease. The Rate of the debt of Long slightly greater term does not reflect the decrease of the Obligations with Banks and Financial Institutions by debts that win within a year classified from Debt of Long Term towards Debt of Short Term, because in the global debt the one that but decrease it is the debt of short term.

1.7 Cover of financial expenses

The consolidated index as of September 30, 2006 is smaller compared with equal period of the previous year.

2.- Analysis of Result

During the year the company obtained less ThCh$ 5,899,117 as a best result, compared with the obtained in 2005, caused by the increase of the Operating Income and Non Operational Result.

2.1 Operational Incomes

The operational income of Supermercados Unimarc S.A. and its subsidiaries as of September 2006 increase of 5.75% with respect to the same period of the previous year.

2.2 Operational Costs

As of September 2006 costs as a percentage of Operational Income, represent a decrease of 0.32%, in relation to September 2005, due to a certain extent by the introduction of products that have smaller cost associated.

2.3 Operational Margin

The Operational Margin as a percentage of Operational Income compared both years, improves in 0.97% and moved from 24.75% in September 2005 to 24.99% in September 2006.

2.4 Administration and Sales Expenses

The Administration and Sales Expenses as a percentage of Operational Income, were 27.28% in September 2006, and 28.40% for equal period of the previous year.

2.5 Operational Result

This result as of September 2006 reached ThCh$(1,971,946) result that respect to equal period of the previous year, improvement in 33.74%.

2.6 Non Operational Result

This result as of September 2006 decrease 8.87% with equal period of the previous year, product of the loss in the Other Income Outside Operation and by a greater difference of change.

2.7 Financial Expenses

The Financial Expenses of the Company to September 2006 evidence a decrease compared with September 2005, due to by minor financial liabilities.

2.8 Result before taxes, depreciation, amortization, financial expenses and extraordinary items

This rate in the present 2006 exercise is smaller to the registered one to equal period of the previous year caused by the global result.

2.9 Utility (Loss) after Taxes

The result as of September 2006 represent a loss that decrease respect to the result for equal period of the previous year.

  Cash Flow Analysis

The final balance of cash and cash equivalent as of September 30, 2006 and 2005 was ThCh$442,503 and ThCh$110,907, respectively.

Concepts and Periods 2006 2005

ThCh$ ThCh$

Operational activities Flow (496,030) (6,287,019)

Financing activities Flow 846,997 4,447,047

Investment activities Flow (324,222) (133,232)

Inflation effect 5,273 (43,629)

Inicial balance 410,485 2,127,740

Final balance in cash and cash equivalent 442,503 110,907

The variation in operational activities as of September 2006 respect to the previous year, is explained by a smaller payment to suppliers and personnel, despite the collection of sales debtors decrease.

The variation in Financing activities Flow comparing both years it is explained by the global decrease the obtaining of loans and in spite of the increase in the obtaining of loans from related companies and to the decrease in the payment.

The Investment activities Flow shows an decrease in the sales of fixed assets and the increase in the incorporation of these.

4. Activity and analysis of differences of books values and economic values of the main assets

On the consolidated total assets of the society, 71.02% are Fixed Assets, 4.37% correspond to Accounts to Receive with Related Companies of short and long term, and 7.51% to Inventories. By the assets that are received to Related Companies doubts in the payment of 100% of these debts do not exist. The goods of Fixed Assets appear to their cost of acquisition, with currency adjustment and linearly depreciated on base of the years of useful life in each group of goods according to legal dispositions that the Taxes Authorities has distributed. Respect the Inventories, these appear to their average cost and their value thus determined does not exceed their net values of release.

    Investments and Sales

    During the period under analysis sales and investments are the following:

    The investments, corresponded to machineries, furniture and installs, vehicles, and remodeling of some sales places. The main sales in the period are:

    - Land and Building Providencia Supermarkets, in Providencia County

    - Vehicles, 3 trucks and 2 cranes were sold.

    Rotation of Inventories

As of September 30, 2006 rotation is 5.54 times and 5.38 times to equal period of 2005 year, correspond to an increase of 2.90%, which reflects the growth in the volume of sales.

4.3 Permanence of Inventory.

As of September 30, 2006 the inventory permanence is 48.77 days and to equal period of the previous year it is 50.18 days, due to increase the growth in the volume of sales.

5. Analysis of Yield

5.1 Yield of the Equity

As of September 30, 2006 this yield is smaller in 7.81% compared with September of 2005 and a 22.5% better than December of that same year.

5.2 Yield of the Assets

In the year 2006 the yield of the assets is smaller in 28.30% in relation with year 2005 and superior one in 28,30% to December of same year 2005.

5.3 Yield of Operational Assets

The yield of these assets as of September 30, 2006 is less 12.09% that represents an improvement respect equal period of the previous year that was less 17.96%. This reflects the increase of operational result for the present exercise. The accounts of assets considered in this analysis are: Sales debtors, Documents Debtors, Several Debtors, Inventories, Taxes to Recover and Advanced Paid Expenses.

5.4 Utility per Share

The result per share as of September 30, 2006 was Ch$(4.67) whereas for equal period 2005 year it was Ch$(4.80).

5.5 Return of Dividends

Under the period analyzed, dividends were not distributed. The value by each share as of September 30, 2006 and 2005 is Ch$11.5 and Ch$ 22 respectively.

6. Markets in which it participates, the competition that faces, and its relative participation

The Chilean supermarket market is compound mainly by Unimarc chains, D&S Lider; Cencosud with Jumbo marks, Las Brisas, Santa Isabel; Falabella and its acquisition of San Francisco Supermarkets; they follow them Montserrat Supermarkets, Economax and Rendic.

This Falabella year hopes to arrive at USS350 Million in sales with its Tottus supermarkets and San Francisco, while D&S Leader; and Cencosud added the new premises in different cities of the country with which they hope to increase his participation in the market.

During the year 2005 Unimarc Supermarkets obtained income by USS196 Million, initiating an aggressive commercial and financial strategy that it tries to elevate the level of sales, something that has been reflected in this year, because the chain has an accumulated growth of the 6,3% with respect to the same period of the previous year.

Part of this profit must to the good performance that has experienced the area Non Food, obtaining income that represent the 4,3% of the accumulated sales of the chain the date, which reflects the excellent answer that concept on the part of our clients, acquiring every time greater force, when offering concerned and national products, in sections of clothes, household-electric, textile, footwear, decoration and home. Up-to-date of today, Unihome is present in 32 of the 41 premises of the chain.

The new airs of Unimarc are oriented to be different from the great chains with a supply of concerned products of different countries del world such as Denmark, India, Holland, Indonesia, Argentina, Colombia, Ecuador and Mexico, among others, of high quality to very low price for our clients.

Unimarc sent a new card, initiative that offers diverse functions, alternatives and agreements that hope to constitute it like a highly competitive instrument, acceding to numerous benefits, discounts and prizes by the accumulation of points when buying in the supermarket. Example of this last one is that recently trips have been drawn for to Europe, for two people, as prize by purchases superior to $20.000. Next it is hoped to give preferential credit to our clients.

In order to attract new clients, it is continued implementing in all the chain the promotion of Unicheques, which consists of the exchangeable delivery of ticket in merchandises of fresh products, fruits and vegetables, bakery and pastry shop, and meats by amounts of $2,000, $3,000 and $6,000, according to purchase sections, which without a doubt will attract new clients the company. With the same objective the promotions and discounts supported with steering wheels have stayed that are distributed weekly.

7. Analysis of market Risk.

In August 2006, the IMACEC reached 2,7%, the lowest one of the year, inferior to the projections of the experts, who considered a greater growth. This takes very to that the growth average of the year is only of 4,5%, far from the 6,6% of the same period of the last exercise.

The explanation by this low performance of must to the prolonged strike that affected the Hidden Miner, who extended by 25 days.

The sale of the manufacturing industry registers in the month of August of a 2006 increase of 1,2% with respect to the level reached in August of the 2005. With this, the annual movable average of the industry grew in 4.6%. The quarterly movable average increased 1.8%.. It is possible to emphasize that in August of 2006, there is equal amount of working days that August of 2005.

The IPC in the month of September does not register variation in their average prices, accumulating in the nine first months of the year, an increase of 2,9%, and respect to September of 2005 (variation in twelve months), an increase of 2.8%.

The main increases of prices registered in the power packs (0.9%), Clothes (0.9%), House (0.3%), Education and Recreation (0.1%), and Others (0.1%). On the other hand, it is observed a loss in Transports (-1.8%) and Health (-0.2%). It did not show to variation in his average prices the group Equipment of the House.

The observed dollar average of the trimester Julio - September of 2006 was of 539,27 pesos by dollar.

The rate of national leisure reached to 8,5% in the quarterly June 2006 August 2006, experiencing a diminution of 1,6 percentage points with respect to equal trimester of the previous year and a diminution of 0,3 percentage points with respect to previous the movable trimester.

The quarterly change is formed by a diminution of 0,7% in the estimation of the Force of Work, with respect to equal trimester of the last year, and with a diminution of 0,1% with respect to the previous trimester.

The number of occupied increased 1,0% with respect to equal trimester of the previous year, and increased 0,1% with respect to the previous trimester.

7.1 Risk of interest rate and exchange rate.

From this point of view the society maintains debts to average rate 5.41% and is compound in 23.55% in national currency and 76.45% in foreign currency, mainly American dollars.

Supermercados Unimarc S.A. does not count on financial derivatives contracts that allow to diminish the exchange risk or the fluctuation of the interest rate.

From the point of view of the result we can say that Operational Income of Supermercados Unimarc S.A. in foreign currencies represents 0.78% of the total of the Operational Income, which are made up of a 86.87% in Argentine pesos, as a result of operational income of our Argentine subsidiary Supermercados Hipermarc S.A. and 13.13% which they correspond to dollars in exports of our Chilean subsidiary Interagro Comercio y Ganado S.A.

The Operational Costs in foreign currencies represent 0.14% of total Operational Cost of Supermercados Unimarc S.A. and correspond in 100% to Argentine pesos, since the costs of our subsidiary Interagro Comercio y Ganado S.A. are in Chilean pesos.

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At September 30, 2006

ASSETS	30/SEP/06	30/JUN/06	31/DIC/05	30/SEP/05
Available	442,503	259,893	410,486	110,907
Time Deposits	0	31,680	0	0
Net Negotiable Securities	0	0	0	0
Deborts From Sales (Net)	1,876,477	1,919,722	2,131,632	1,703,599
Notes Receivables (Net)	931,254	738,099	1,072,914	741,320
Sundry Debtors (Net)	330,032	256,748	79,412	1,431,349

Related Co. Bills receivables and Debtors	2,835,153	2,518,939	1,547,021	8,874,309
Inventories (Net)	11,659,669	11,492,710	11,241,369	11,726,644
Recoverable Taxes	277,559	311,759	402,819	229,067
Prepaid Expenses	871,004	764,111	842,972	840,999
Deferred Taxes	176,544	138,941	119,500	126,237
Other Current Assets	24,654	27,961	42,376	106,730
Total Current Assets	19,424,849	18,460,563	17,890,501	25,891,161

Land	30,837,729	30,500,240	30,737,076	40,997,495
Construction and Infrastructure Works	49,431,208	49,383,772	48,672,069	52,078,770
Machinery and Equipment	18,887,331	18,699,129	19,142,490	19,161,826
Other Fixed Assets	35,198,995	34,861,728	36,240,530	36,402,367

Depreciation (Less)	(24,054,736)	(22,440,951)	(21,885,473)	(21,293,968)
Total Fixed Assets	110,300,527	111,003,918	112,906,692	127,346,490

Investment in Related Companies	3,838	3,839	3,934	3,786
Investments in other companies	0	0	0	0
Lower Value of Investments	13,024,670	13,123,275	13,865,671	14,159,480
Higher Value of Investments (less)	(28,723)	(29,473)	(32,203)	(33,395)
Long - Term Debtors	505,383	506,469	524,709	533,609
Related Comp. Bills Receivable and Debtors	3,956,542	3,904,100	3,962,599	0
Deferred Taxes	6,747,621	7,026,441	7,847,233	7,834,803
Intangibles	9,864	9,888	9,858	10,157
Amortization (Less)	0	0	0	0
Other	1,367,416	1,375,542	1,260,864	1,478,807
Total Other Assets	25,586,611	25,920,081	27,442,665	23,987,247

Total Assets	155,311,987	155,384,562	158,239,858	177,224,898

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At September 30, 2006
LIABILITIES	30/SEP/06	30/JUN/06	30/DIC/05	30/SEP/05
Short-Term Obligation Banks & Financial Inst.	1,081,430	1,088,630	1,730,830	2,624,726
Obligation with Banks & Financial Inst. L/T Portion	3,615,670	3,922,881	3,687,075	3,673,243
Obligations with the Public	0	0	0	0
Obligations with the Public (bonds)	0	0	0	0
Within 1 year Long-term Obligations	0	0	0	0
Payable Dividends	0	0	0	0
Accounts payable	17,934,516	20,621,137	19,579,371	18,784,255
Notes Payable	85,234	52,561	69,361	177,491
Sundry Creditors	3,631,969	1,415,336	1,528,973	1,652,483
Related Co. Notes and Accounts Payable	17,913,980	14,691,276	12,009,810	25,690,139
Provisions	606,536	561,158	680,965	733,339
Withholdings	578,236	550,469	647,889	565,811
Income Tax	0	0	0	0
Income Received in Advance	529,150	431,683	397,747	415,278
Deferred Taxes	0	0	0	0
Other Current Liabilities	0	0	0	0
Total Current Liabilities	45,976,721	43,335,131	40,332,021	54,316,765
Obligations with Banks & Financial Inst.	7,912,413	8,755,350	9,879,166	11,049,290
Obligations with the Public (bonds)	0	0	0	0
Notes Payable	395,738	558,051	788,069	728,629
Sundry Creditors	2,344,318	2,421,660	2,571,969	2,808,353
Related Co. Notes and Account Payable.	18,261,097	18,233,906	18,600,981	18,635,112
Provisions	0	0	0	0
Other long term Liabilities	710,491	815,633	992,845	1,142,014
Total long term Liabilities	29,624,057	30,784,600	32,833,030	34,363,398
Minority Interest	15,331	16,637	17,711	18,719
Paid-in Capital	59,925,903	59,925,903	61,424,051	60,041,590
Capital Revaluation Reserves	1,498,148	659,185	0	1,440,998
Share premium	31,417,634	30,988,515	31,417,635	31,447,576
Other Reserves	(9,783,055)	(9,202,087)	(10,320,953)	(9,220,795)
Develop Period Accumulated Deficit (less)	0	0	0	0
Retained Earnings	(3,362,752)	(1,123,322)	2,536,363	4,816,647
Future Dividends Reserves	0	0	0	0
Accumulated Profits	2,536,365	2,501,722	10,862,704	10,873,056
Accumulated Losses (less)	0	0	0	0
Profit (Loss) of the Period	(5,899,117)	(3,625,044)	(8,326,341)	(6,056,409)
Interim Dividends (less)	0	0	0	0
Total Equity	79,695,878	81,248,194	85,057,096	88,526,016
Total Liabilities	155,311,987	155,384,562	158,239,858	177,224,898

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At September 30, 2006
INCOME STATEMENT	30/SEP/06	30/JUN/06	30/DIC/05	30/SEP/05
Trading Income	86,306,389	56,912,240	112,949,605	81,616,842
Operating costs	(64,734,806)	(42,109,521)	(85,388,634)	(61,415,343)
Trading Margin	21,571,583	14,802,719	27,560,971	20,201,499
Adm. and Sales Expenses	(23,543,529)	(15,880,496)	(31,767,320)	(23,177,491)
Operating Results	(1,971,946)	(1,077,777)	(4,206,349)	(2,975,992)
Financial Income	51,052	33,600	25,564	14,514
Related Co. Invest. Profits	0	0	95	0
Other non-operating income	125,603	149,709	432,542	297,700
Related Comp. Invest. Losses	(96)	(42)	0	(57)
Lower Value Invest. Amortization	(840,999)	(553,007)	(1,240,510)	(962,495)
Financial Expenses	(2,107,749)	(1,361,311)	(3,402,088)	(2,518,407)
Other non-operating expenses	(29,010)	(100,979)	(93,064)	(16,651)
Price-level restatement	403,759	273,710	647,223	645,640
Exchange rate differences	(690,292)	(389,488)	(346,275)	(296,385)
Non-Trading Income	(3,087,732)	(1,947,808)	(3,976,513)	(2,836,141)
Profit Before Tax	(5,059,678)	(3,025,585)	(8,182,862)	(5,812,133)
Income Tax	(845,536)	(603,005)	(151,501)	(250,644)
Consolidated (Loss) Profit	(5,905,214)	(3,628,590)	(8,334,363)	(6,062,777)
Minority Interest	2,618	1,260	3,384	2,884
Net (Loss) Profit	(5,902,596)	(3,627,330)	(8,330,979)	(6,059,893)
Higher Value Invest. Amortization	3,479	2,286	4,638	3,484
Profits (Loss) of the Period	(5,899,117)	(3,625,044)	(8,326,341)	(6,056,409)

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At September 30, 2006
FINANCIAL RATIOS	30/SEP/06	30/JUN/06	30/DIC/05	30/SEP/05
Number of Shares	1,261,849,619	1,261,849,619	1,261,849,619	1,261,849,619
Per Share Profit ($)	(4.67)	(2.87)	(6.60)	(4.80)
Book Value ($)	63.16	64.39	67.41	70.16